BOARD OF GOVERNORS, FEDERAL RESERVE SYSTEM
                             Washington, D. C. 20551

                                   Form 10-K-A

                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 1997. Commission file number N/A

                                THE HERITAGE BANK
             (Exact name of registrant as specified in its charter)

              Virginia                                       54-1418824
  (State or other jurisdiction of                        (I. R. S. Employer
   Incorporation or organization.)                       Identification No. )

 1313 Dolley Madison Blvd. McLean, Va.                           22101
(Address of principal executive offices)                       (Zip Code)

        Registrant's telephone number, including area code: 703-356-6060

        Securities registered pursuant to Section 12(b) of the Act: None

           Securities registered pursuant to Section 12(g) of the Act:

                     Common Stock par value $1.00 per share
                              (Title of each class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes x or No

Indicate by check mark if disclosure of delinquent filers pursuant to item 405 of regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of the Form 10-K or any amendment to this form 10-K [x]

The number of shares outstanding of the registrant's Common Stock as of March 10,1998: 1,489,636.

PART I

Item 1. Business

General

     The Heritage Bank, a Virginia-chartered commercial bank, is the only independent financial institution headquartered in McLean, Virginia. Established in 1987, the Bank operated as a wholly-owned subsidiary of Heritage Bankshares, Inc. (formerly Independent Banks of Virginia, Inc.), until 1992 when it became an independent bank. The Bank is a well-capitalized, profitable community bank dedicated to financing small business and consumer needs in its market area and providing personalized "hometown" quality service to its customers by tailoring its products and services to appeal to a local market. The Bank currently operates one full-service office and engages in a broad range of lending and deposit services aimed at individual and commercial customers in the McLean area of Fairfax County, Virginia. At December 31, 1997, the Bank had total assets of $45.4 million, total deposits of $40.6 million and total stockholders' equity of $4.7 million. Net income for the year ended December 31, 1997 was $571,000, an increase of 41.55% from the net income of $403,000 for the comparable period in 1996. Basic earnings per share for the year ended December 31, 1997 were $0.45 ($0.44 per share, assuming dilution), up from $0.32 per share ($0.32 per share, assuming dilution) for the year ended December 31, 1996.

     The business of the Bank consists of attracting deposits from the general public and using these funds to originate various types of individual and commercial loans primarily in the McLean area. The Bank's commercial activities include providing checking accounts, money market accounts and certificates of deposit to small and medium sized businesses. The Bank also provides credit services, such as lines of credit, term loans, construction loans, and letters of credit, as well as real estate loans and other forms of collateralized financing. The Bank's personal services include checking accounts, NOW accounts, savings accounts, certificates of deposit, installment accounts, construction and other personal loans, home improvement loans, automobile and other consumer financing.

     The Bank's profitability depends primarily on its net interest income, the difference between the interest income it earns on its loans and investment portfolio and its cost of funds, which consists mainly of interest paid on deposits. Net interest income is affected by the relative amounts of interest-earning assets and interest-bearing liabilities and the interest rates earned or paid on these balances. When interest-earning assets approximate or exceed interest-bearing liabilities, any positive interest rate spread will generate net interest income.

     The Bank's profitability is also affected by the level of other (noninterest) income and operating expenses. Other income consists primarily of service fees, loan servicing and other loan fees and gains on sales of investment securities. Operating expenses consist of salaries and benefits, occupancy-related expenses, and other general operating expenses.

     The operations of the Bank, and banking institutions in general, are significantly influenced by general economic conditions and related monetary and fiscal policies of financial institutions' regulatory agencies. Deposit flows and the cost of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing real estate and other types of loans, which in turn are affected by the interest rates at which such financing may be offered and other factors affecting loan demand and the availability of funds.

Asset/Liability Management

     A principal operating objective of the Bank is to produce stable earnings by achieving a favorable interest rate spread that can be sustained during fluctuations in prevailing interest rates. Since the Bank's principal interest-earning assets have longer terms to maturity than its primary source of funds, i.e., deposit liabilities, increases in general interest rates will generally result in an increase in the Bank's cost of funds before the yield on its asset portfolio adjusts upward. The Bank has sought to reduce its exposure to adverse changes in interest rates by attempting to achieve a closer match between the periods in which its interest-bearing liabilities and interest-earning assets can be expected to reprice through the origination of adjustable-rate mortgages and loans with shorter terms and the purchase of other shorter term interest-earning assets.

     The term "interest rate sensitivity" refers to those assets and liabilities which mature and reprice periodically in response to fluctuations in market rates and yields. As noted above, one of the principal goals of the Bank's asset/liability program is to maintain and match the interest rate sensitivity characteristics of the asset and liability portfolios.

     In order to properly manage interest rate risk, the Bank's Board of Directors has established an Asset/Liability Management Committee ("ALCO") made up of members of management to monitor the difference between the Bank's maturing and repricing assets and liabilities and to develop and implement strategies to decrease the "negative gap" between the two. The primary responsibilities of the committee are to assess the Bank's asset/liability mix, recommend strategies to the Board that will enhance income while managing the Bank's vulnerability to changes in interest rates and report to the Board the results of the strategies used.

Credit Policies

     The Bank utilizes written policies and procedures to enhance management of credit risk. The loan portfolio is managed under a specifically-defined credit process. This process includes formulation of portfolio management strategy, guidelines for underwriting standards and risk assessment, procedures for ongoing identification and management of credit deterioration, and regular portfolio reviews to estimate loss exposure and ascertain compliance with the Bank's policies. Lending authority is granted to individual lending officers with the current highest limit being $150,000 for secured and $25,000 for unsecured loans. Any two officers acting together may approve a loan up to the amount of the lower lending authority of the two officers. An Officers' Loan Committee comprised of six officers is authorized to approve credit of up to $400,000 for secured loans and $200,000 for unsecured loans. Approval of such credits requires a majority vote of the Officers' Loan Committee. The Directors' Loan Committee is authorized to approve loans up to the legal lending limit of the Bank.

     The Bank's management generally requires that secured loans have a loan-to-value ratio of 80% or less. Management believes that when a borrower has significant equity in the assets securing the loan, the borrower is less likely to default on the outstanding loan balance.

     A major element of credit risk management is diversification. The Bank's objective is to maintain a diverse loan portfolio to minimize the impact of any single event or set of circumstances. Concentration parameters are based on factors of individual risk, policy constraints, economic conditions, collateral and product type.

     Lending activities include a variety of consumer, real estate and commercial loans with a strong emphasis on serving the needs of customers within the Bank's market territory. Consumer loans are made primarily on a secured basis in the form of installment obligations or personal lines of credit. The focus of real estate lending is commercial mortgages, but also includes home improvement loans, construction lending and home equity lines of credit. Commercial lending is provided to businesses seeking credit for working capital and the purchase of equipment and facilities. The principal lending activity of the Bank is concentrated in mortgage loans secured by commercial real estate, usually consisting of commercial and warehouse facilities in the Bank's market area.

Market Area

     The Bank currently has one office serving the McLean area of Fairfax County, Virginia. From this office, the Bank serves its customers, the majority of whom own businesses or reside in the McLean/Great Falls area of Northern Virginia, which is located eight miles west of Washington, DC. The remainder of

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the Bank's customers  reside  primarily in other  communities in Fairfax County, and, to a lesser extent, Arlington and Loudoun counties.

     McLean lies in the northernmost part of Fairfax County, Virginia, by most measures, the wealthiest county in Virginia. The median household income in Fairfax County in 1996 was $78,000 - the highest in the country. The 1997 population of Fairfax County is estimated to have been 913,012. Fairfax County is also home to many information technology firms including UUNet and PSINet. It is estimated that nearly one-half of all international Internet traffic flows through one of the Fairfax-based access providers.

     McLean is home to the Central Intelligence Agency, McLean's largest employer, and the Federal Home Loan Mortgage Corporation. The Bank provides financial services to the many professional service firms, including lawyers, accountants, consultants and engineers that have offices in McLean. McLean's population is estimated to be approximately 63,000. The median household income in McLean was estimated to be $70,000 in 1996. McLean also includes the Tysons Corner area, an office and commercial district that is home to a significant number of high-technology employers. Major employers in Tysons Corner include INOVA Health Systems, EDS, SAIC and AT&T. Tysons Corner is also home to two major shopping centers and several major hotels.

     With the opening of the CountrySide branch, the Bank expects to expand its market area to include a significant portion of Loudoun County, one of the fastest growing counties in the United States. According to census figures, the 1997 population of Loudoun County has increased to approximately 133,000 persons, representing an increase of 55% since 1990 compared to population growth of 9% in the Washington, D.C. region as a whole during the same period. Among counties with more than 10,000 residents, Loudoun County's 7.7% growth rate for 1996-97 ranked eighth in the nation. This area is experiencing significant economic growth as a result of the expansion of the Dulles
International Airport technology corridor and the influx of "high-tech" companies from Fairfax County. The Loudoun County market is predominately residential with a healthy mix of retail, service activities and light industry.

     Eastern Loudoun County, with a population of approximately 50,000, is the fastest growing area of Loudoun County and Northern Virginia. It contains several mature residential neighborhoods and the newer developments of CountrySide, Cascades, and Ashburn Village. Several large high-tech companies such as America Online and Alcatel Data Networks have recently moved their headquarters to eastern Loudoun County, giving rise to accelerated residential building and retail development in the area. More than 4,000 housing sites are in various stages of future development in the area. In addition, the 300-acre regional mall, Dulles Town Center, is being constructed within one mile of the site. The new branch will be located in the CountrySide Shopping and Professional Center, a 350,000 square foot retail/professional/medical campus near the entrance to the 2,500 unit CountrySide residential community that is home to over 12,000 persons. The site also borders on Cascades, a new 6,000-unit planned residential development and associated shopping center, Cascades Market Place. Over 100,000 persons with an average family income of $71,000 are estimated to live within five miles of the branch's proposed location. The Bank believes that development now taking place along the Route 7 and Route 28 corridors, coupled with the rapid population growth in eastern Loudoun County, will provide the Bank with the opportunity to expand its consumer and small business services.

Competition

     The Bank operates in the highly competitive environment of the McLean area of Fairfax County. It competes for deposits and loans with commercial banks, savings and loans, credit unions and other financial institutions, including non-bank competitors such as loan companies, insurance companies and large securities firms. Many of these organizations possess substantially greater financial and technical resources than the Bank.

     In Fairfax County, the Bank commands 0.42% of the market, according to the most recent survey of deposits by the Federal Deposit Insurance Corporation ("FDIC"). In McLean, the Bank commands 3.27% of the market. Seventeen banks with 31 branches operate in the greater McLean area and 17 of these branches are located in proximity to the Bank in the McLean Central Business District. The Heritage Bank is the only community bank headquartered in McLean.

     The market is mature and the growth of deposits and loan demand has slowed in recent years. While it can produce stable earnings from its operations in the McLean office, the Bank believes the future growth of the Bank will be in expansion to other parts of Northern Virginia, including Loudoun County.

     There are 12 commercial banks with 37 branches located in Loudoun County with deposits totaling approximating $900 million. A number of mortgage companies along with several non-bank financial institutions also compete in the area. Nine bank branches are located in eastern Loudoun County. All are full-service banks and provide a wide array of bank products and services, although none of these banks is considered to be a community bank, like the Heritage Bank. The Bank believes that it will enjoy a competitive advantage due to its local community bank orientation and reputation for providing personalized service to its customers.

     With the opening of the new branch in Loudoun County, the Bank expects to increase its deposit base, which in turn will increase the funds available for loans and other profitable opportunities for the Bank. While the Bank will continue to experience a competitive environment in Fairfax and Loudoun counties, there still exist opportunities to establish new branches in those areas where significant population increases and economic growth are occurring.

Year 2000 Issues

     The "Year 2000 Problem" centers on the inability of computer systems to precisely recognize the year 2000. Many existing computer programs and systems were originally programmed with six digit dates that provided only two digits to identify the calendar year in the date field, without considering the upcoming change in the century. With the impending millennium, these programs and computers will recognize "00" as the year 1900 rather than the year 2000. If computer systems are not adequately changed to identify the year 2000, many computer applications could fail or create erroneous results. As a result, many calculations which rely on the date/field information, such as interest, payment or due dates and other operating functions, will generate results which could be significantly misstated, and the Bank could experience a temporary inability to process transactions, send invoices or engage in similar normal business activities. In addition, under certain circumstances, failure to adequately address the Year 2000 Problem could adversely affect the viability of the Bank's suppliers and creditors and the creditworthiness of its borrowers. Thus, if not adequately addressed, the Year 2000 Problem could result in a significant adverse impact on the Bank's products, services and competitive condition.

     Financial institution regulators have recently increased their focus upon year 2000 issues, issuing guidance concerning the responsibilities of senior management and directors. The FDIC and the other federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any year 2000 problems. The federal banking agencies have asserted that year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory exams, and thus an institution's failure to address appropriately the Year 2000 Problem could result in supervisory action, including such enforcement actions as the reduction of the institution's supervisory ratings, the denial of applications for approval of a merger or acquisition, or the imposition of civil money penalties.

     The Bank recently hired an outside consultant to assess the impact of the Year 2000 Problem on the Bank. Because the Bank outsources its data processing and item processing operations, a significant component

                                        5


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of the year 2000 plan is working with external vendors to test and certify their systems as year 2000 compliant. The Bank's external vendors have surveyed their programs to inventory the necessary changes and have begun correcting the applicable computer programs and replacing equipment so that the Bank's information systems will be year 2000 compliant prior to the end of 1998. This will enable the Bank to devote substantial time to the testing of the upgraded systems prior to the arrival of the millennium in order to comply with all applicable regulations. The Bank expects to complete its timetable for carrying out its plans to address year 2000 issues by December 31, 1998 .

     At December 31, 1997, the Bank had twenty-three full-time equivalent employees. None of its employees is represented by any collective bargaining unit. The Bank considers relations with its employees to be good.

Item 2.    Properties

     The principal office of the Bank is located at 1313 Dolley Madison Boulevard, McLean, Virginia where the Bank leases approximately 8,407 square feet in an office building. All of the Bank's administrative and customer service facilities are at this location. The lease was for an initial term of ten years, beginning July 1988, with three 5 year renewal options. The current monthly rent is $16,060. The Bank also owns a parcel of land in Great Falls, Virginia valued at $245,000, which it is holding for future bank use. The Bank has classified one parcel of real estate, acquired through foreclosure, as "other real estate owned" totaling $263,000. This parcel currently is under contract for sale, which will result in the Bank charging-off approximately $16,000.

     The Bank also entered into a ten-year lease for its future branch office, contingent upon regulatory approval. The lease is ten years and commences on June 1, 1998 or 15 days following the issuance of an occupancy certificate, whichever occurs last. In the first year of the lease, the minimum monthly rent will be $6,500, with minimal increases in subsequent years.

Item 3.   Legal Proceedings

     In the normal course of its operations, the Bank from time to time is party to various legal proceedings. Based upon information currently available, and after consultation with its counsel, management believes that such legal proceedings, in the aggregate, will not have a material adverse effect on the Bank's business, financial position or results of operations, except for the following.

     The Bank has recently been advised of a claim against it by Travelers Casualty & Surety Company of America asserting negligence in accepting allegedly fraudulently endorsed checks by an employee of an entity insured by Travelers. The claimed loss is $460,534 plus interest. The Bank believes it has little or no liability for the claim and has denied liability to Travelers and intends to vigorously defend the claim. The Bank's insurance carrier has notified the Bank that the Bank's insurance policy will cover a fraudulent endorsement loss above the policy's $25,000 deductible.

Item 4. Submission of Matters to a Vote of Security Holders.
        None.

Part II

Item 5.  Market for Regisrant's Common Equity and Related Stockerholder Matters

     The aggregate market value of the voting stock held by non-affiliates of the registrant as of March 10, 1998: $6,703,362. This is a estimate based on a price of $4.50 per share, which to the best of management's knowledge is the last price at which stock was traded. There is currently no established public trading market for the Common Stock, although it is quoted on the non-Nasdaq Over the Counter Bulletin Board and is traded on limited basis under the symbol "HBVA". The Bank has approximately 1300 shareholders. There have no dividends paid.

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Item 6.

                             SELECTED FINANCIAL DATA

     The year-end income statement data, the year-end balance sheet data and the year-end per share data regarding net income contained in the following selected financial data for the five years ended December 31, 1997 are derived from the financial statements of the Bank, which have been audited on an annual basis. The selected financial information should be read in conjunction with the financial statements of the Bank and the notes thereto.



                                                                                 Years ended December 31,
                                                         ---------------------------------------------------------------------------
                                                             1997           1996          1995            1994             1993
                                                         ---------------------------------------------------------------------------
                                                              (Dollars in thousands, except per share data)
Summary of operating results:

Total interest income ................................   $     3,256     $     3,420    $     3,048     $     3,034     $     3,196
Total interest expense ...............................         1,111           1,411          1,165             960           1,104
                                                         -----------     -----------    -----------     -----------     -----------
Net interest income ..................................   $     2,145     $     2,009    $     1,883     $     2,074     $     2,092
Provision for (recovery of) loan losses ..............             4              --            (87)            488             472
                                                         -----------     -----------    -----------     -----------     -----------
Net interest income after provision for (recovery
of )loan losses ......................................   $     2,141     $     2,009    $     1,970     $     1,586     $     1,620
Other income .........................................           181             119             98             168             271
Other expenses .......................................         1,836           1,725          1,854           1,868           1,880
                                                         -----------     -----------    -----------     -----------     -----------
Income (loss) before taxes ...........................           486             403            214            (114)             11
Income tax expense (benefit)(1) ......................           (85)             --             31              --              --
                                                         -----------     -----------    -----------     -----------     -----------
Net income (loss) ....................................   $       571     $       403    $       183     $      (114)    $        11
                                                         ===========     ===========    ===========     ===========     ===========

Per share:

Basic earnings (loss) per share ......................   $      0.45     $      0.32    $      0.15     $     (0.09)    $      0.01
Diluted earnings (loss) per share ....................          0.44            0.32           0.15           (0.09)           0.01
Cash dividend declared ...............................            --              --             --              --              --
Book value at period end .............................          3.18            2.84           2.52            2.30            2.46
Common shares outstanding ............................     1,489,636       1,249,634      1,249,634       1,249,634       1,249,634

Balance sheet data (at period end):

Loans, net of unearned interest ......................   $    23,390     $    25,202    $    24,346     $    27,426     $    29,517
Allowance for loan loss ..............................           634             617            685           1,164             959
Total assets .........................................        45,450          46,075         46,874          41,944          45,335
Total deposits .......................................        40,604          42,387         43,539          38,933          42,226
Total stockholders' equity ...........................         4,730           3,543          3,149           2,878           3,070

Performance and asset quality ratios:
Return on average total assets .......................          1.33%           0.87%          0.46%          (0.26)%           .02%
Return on average stockholders' equity ...............         15.24           12.05           5.89           (3.84)            .43
Average stockholders' equity to average total
assets ...............................................          8.74            7.19           7.74            6.81            5.63
Non-accrual and past due loans to total loans ........           .98            1.85           2.93            3.11            2.74
Allowance for loan losses to total loans .............          2.71            2.45           2.81            4.24            3.25
Net yield ............................................          4.29            3.69           3.96            4.26            4.16
Net interest margin(2) ...............................          5.25            4.54           4.93            4.37            4.84


------------------
(1) At December 31, 1997, the Bank had available approximately $387,000 of an operating loss carryforward which could be offset against future income.

(2) Net interest margin is calculated as net interest income divided by average earning assets and represents the Bank's net yield on its earning assets.

Item 7.              MANAGEMENT'S DISCUSSION AND ANALYSIS OF

                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion is intended to assist readers in understanding and evaluating the financial condition and results of operations of the Bank. This review should be read in conjunction with the Bank's financial statements and accompanying notes. This analysis provides an overview of the significant changes that occurred during the periods presented.

Results of Operations

     The Bank's operating results depend primarily upon its net interest income, the difference between the interest earned on its interest-bearing assets (loans and investment securities) and the interest paid on interest-bearing liabilities (deposits). Operating results are significantly affected by provisions for loan losses, other income and operating expenses. Each of these factors is significantly affected not only by the Bank's policies, to varying degrees, but general economic and competitive conditions and by policies of state and federal regulatory authorities.

Comparison of Financial Condition at December 31, 1997 and 1996

     Beginning in 1996, the management team implemented a growth oriented strategy designed to enhance the Bank's franchise value and operating profitability by increasing the size and quality of the Bank's assets. In the initial stages of this strategy, the Bank focused on improving its long term profitability by strengthening the quality of the Bank's loan portfolio. This policy caused an increase in collection efforts on past due loans, the collateralization of previously unsecured loans and a decision not to renew certain lending relationships. As a result, total assets decreased by $625,000 during 1997, from $46.1 million at December 31, 1996 to $45.4 million at December 31, 1997. This decrease in total assets was caused primarily by a $1.8 million decrease in net loans, from $24.6 million at December 31, 1996 to $22.8 million at December 31, 1997. Although the policy resulted in decreases in total assets and net loans during fiscal year 1997, the Bank believes that this policy has increased the size of the non-criticized loan portfolio, which has positively impacted earnings.

     Stockholders' equity at December 31, 1997 was $4.7 million, as compared to $3.5 million on December 31, 1996. The increase in stockholders' equity was due to net income for the year of $571,000 and to the exercise of common stock purchase warrants during the year. In connection with the Private Placement Offering completed on June 15, 1993, the Bank issued 240,002 warrants to purchase stock at $2.50 per share, exercisable on or before December 31, 1997. All such warrants were exercised in 1997, resulting in an increase to stockholders' equity of $600,000 for the year ended December 31, 1997. Book value per share increased from $2.84 per share on December 31, 1996 to $3.18 per share on December 31, 1997.

     Total deposits decreased 4.2%, from $42.4 million at December 31, 1996 to $40.6 million at December 31, 1997. The decline in deposits was the result of the Bank's decision to reduce interest rates paid on certain certificates of deposit products to prevailing market rates in order to enhance the profitability of the Bank.

     The Bank's return on average assets was 1.33% and its return on average equity was 15.24% in fiscal year 1997. The Bank's return on average assets was 0.87% and its return on average equity was 12.05% in fiscal year 1996.

     The Bank is required to meet certain capital requirements as established by the Federal Reserve Board. At December 31, 1997 and 1996, the Bank met all capital adequacy requirements to which it was subject.

Results of Operations for the Years Ended December 31, 1997 and 1996

     Net Income. Net income for the year ended December 31, 1997 increased $168,000 to $571,000, or $0.45 basic earnings per share ($0.44 per share, assuming dilution), from net income of $403,000, or $0.32 basic earnings per share ($0.32 per share, assuming dilution) for the year ended December 31, 1996. The increase in net income is primarily due to an increase of $136,000 in net interest income to $2.1 million for the year ended December 31, 1997 from $2.0 million for the year ended December 31, 1996.

     Interest Income. The major component of the Bank's net earnings is net interest income, which is the excess of interest income on interest-earning assets over the interest expense on interest-bearing liabilities. Net interest income is affected by changes in volume resulting from growth and alterations of the balance sheet composition as well as fluctuations in interest rates ("interest rate spread") and maturities of sources and uses of funds. The Bank's management seeks to maximize net interest income by managing the balance sheet and determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining an acceptable level of risk.

     Interest income totaled $3.3 million for the year ended December 31, 1997, a decrease of $164,000 or 4.8% from $3.4 million from the year ended December 31, 1996. This decrease in interest income was due to a $121,000 decrease in interest on federal funds sold with lower yields on loans. Interest on federal funds sold decreased because of the decrease in deposits, resulting in less federal funds available to sell. The decrease in interest income is also due in part to a decrease in the loan portfolio which resulted from management's policy to improve the overall quality of the Bank's loan portfolio. Net loans decreased by $1.8 million or 7.4% from December 31, 1996 to December 31, 1997.

     Interest Expense. Total interest expense decreased $300,000, or 21.3%, from $1.4 million for the year ended December 31, 1996 to $1.1 million for the year ended December 31, 1997. This decrease was primarily due to the $4.6 million decrease in the average balance of interest-bearing liabilities from $34.8 million for the year ended December 31, 1996 to $30.2 million for the year ended December 31, 1997. The decrease also resulted from a decrease in the average rate paid on interest-bearing liabilities from 4.05% to 3.68% due to a management decision not to renew Certificates of Deposit at higher rates previously offered.

     Net Interest Income. Net interest income increased by $136,000 or 6.8% from $2.0 million for the year ended December 31, 1996 to $2.1 million for the year ended December 31, 1997.

     The Bank's net interest margin (net interest income expressed as a percentage of total average interest-earning assets) increased to 5.25% for the year ended December 31, 1997 compared to 4.54% for the year ended December 31, 1996. The Bank's net yield (the average yield earned on interest-earning assets less the average rate incurred on interest-bearing liabilities) was 4.29% and 3.69% for the years ended December 31, 1997 and December 31, 1996, respectively.

     Noninterest Income. Noninterest income for the year ended December 31, 1997 was $181,000, representing an increase of $62,000 from the noninterest income of $119,000 for the year ended December 31, 1996. This increase was caused primarily by an increase in service charges on deposit accounts and $47,000 representing gains on the sale of government securities during 1997.

     Noninterest Expense. Noninterest expense consists primarily of operating expenses for compensation and related benefits, occupancy, federal insurance premiums and operating assessments, and equipment expenses.

     Noninterest expense increased $111,000 or 6.5% from $1.7 million for the year ended December 31, 1996 to $1.8 million for the year ended December 31, 1997. This increase was due in part to an increase in salaries and employee benefits expense of $54,000 or 6.1% from $899,000 for the year ended December 31, 1996 to $953,000 for the year ended December 31, 1997. Other operating expenses increased by $60,000 or 11.5% from $520,000 to $580,000 for the years ended December 31, 1996 and 1997, respectively. This increase was due to a normal increase in data processing service contract charges of $8,000 from 1996 to 1997; increases in stationery and supply expense of $17,000 primarily due to additional printing expenses for brochures for the loan department and other printing costs; and increases due to advertising expense increasing $8,000, the payment of directors' fees of $19,000 in 1997, and an increase of $5,000 in charitable contributions by the Bank.

     Income Taxes. The Bank had an income tax benefit of $85,000 for the year ended December 31, 1997 and had no income tax liability for the year ended December 31, 1996. At December 31, 1997, the Bank has operating loss carryforwards of approximately $387,000 that may be offset against future taxable income. The Bank expects to use its net operating loss carryforward in its entirety by the end of fiscal year 1998.

Comparison of Financial Condition for the Years Ended December 31, 1996 and 1995

     The Bank's total assets decreased $799,000 or 1.7% to $46.1 million at December 31, 1996, from $46.9 million at December 31, 1995. Net loans increased $925,000, or 3.9%, from $23.7 million at December 31, 1995 to $24.6 million at December 31, 1996. This increase was due to increased loan demand. Total deposits decreased $1.1 million, or 2.65%, from $43.5 million at December 31, 1995 to $42.4 million at December 31, 1996. The decrease in deposits is primarily due to a decrease in attorney escrow accounts. Federal Funds sold and securities purchased under an agreement to resell decreased $11.8 million from 1995 to 1996 and securities available-for-sale increased $10.6 million from 1995 to 1996. This shift in assets was a result of the Bank converting its investments from federal funds sold into higher yielding government securities.

     The Bank's return on average assets was 0.87% for the year ended December 31, 1996 as compared to 0.46% for the year ended December 31, 1995. The Bank's return on average stockholder equity was 12.05% and 5.89% for the years ended December 31, 1996 and 1995, respectively. Stockholders' equity at December 31, 1996 was $3.5 million, as compared to $3.1 million on December 31, 1995. This increase was due to net income for the year ended December 31, 1996 of $403,000. Book value per share increased from $2.52 per share on December 31, 1995 to $2.84 per share on December 31, 1996.

     The Bank is required to meet certain capital requirements as established by the Federal Reserve Board. At December 31, 1996 and 1995, the Bank's met all capital adequacy requirements to which it was subject.

Results of Operations for the Years Ended December 31, 1996 and 1995

     Net Income. Net income for the year ended December 31, 1996 was $403,000, representing an increase of $220,000, or 120.9%, over the net income of $183,000 for the year ended December 31, 1995. On a per share basis, the Bank earned $0.32 basic earnings per share ($0.32 per share, assuming dilution) in 1996 compared with $0.15 basic earnings per share ($0.15 per share, assuming dilution) in 1995.

     Interest Income. The major component of the Bank's net earnings is net interest income, which is the excess of interest income on interest-earning assets over the interest expense on interest-bearing liabilities. Net interest income is affected by changes in volume resulting from growth and alterations of the balance sheet composition as well as fluctuations in interest rates ("interest rate spread") and maturities of sources and uses of funds. The Bank's management seeks to maximize net interest income by managing the balance sheet and determining the optimal product mix with respect to yields on assets and costs of funds in light of projected economic conditions, while maintaining an acceptable level of risk.

     The Bank's net interest margin (net interest income expressed as a percentage of total average interest-earning assets) decreased to 4.54% for the year ended December 31, 1996 compared to 4.93% for the year ended December 31, 1995. The Bank's net yield (the average rate incurred on interest-bearing liabilities) was 3.69% and 3.96% for the years ended December 31, 1996, and December 31, 1995, respectively.

     Interest income increased $372,000 or 12.2% to $3.4 million for the year ended December 31, 1996 over the year ended December 31, 1995. This increase in interest income was primarily due to an increase in income from the investment portfolio.

     Interest income on loans decreased $78,000 from $2.4 million at December 31, 1995 to $2.3 million at December 31, 1996. This decrease occurred primarily because of competitive pressure on loan pricing. Interest income on securities increased by $504,000, or 157.8%, from $320,000 at December 31, 1995 to $823,000 at December 31, 1996. This increase was due primarily to the increased volume of investment in securities.

     Interest Expense. Total Interest Expense increased $246,000, or 21.1%, from $1.2 million at December 31, 1995 to $1.4 million at December 31, 1996. Interest expense on interest checking deposits increased from $417,000 for the year ended December 31, 1995 to $453,000 for the year ended December 31, 1996. The increase in total interest expense is primarily due to a $210,000 increase in interest paid on certificates of deposit and a $36,000, increase in the interest earned on checking deposits. The balance of interest checking deposits on the balance sheet increased $2.5 million, or 18.3%, from $13.7 million for the year ended December 31, 1995 to $16.2 million for the year ended December 31, 1996.

     Net Interest Income. Net interest income increased by $126,000, or 6.7%, in the year ended December 31, 1996 over the same period of 1995. This increase in net interest income occurred because of an increase in bond income and the increased volume of investment in securities, which outpaced the increase in deposit interest expense.

     Noninterest Income. Noninterest Income amounted to $98,000 and $119,000 for the years ended December 31, 1995, and December 31, 1996, respectively. Noninterest income consists primarily of service charges and fees associated with the Bank's loan and savings accounts. The $21,000 increase from 1995 to 1996 was due primarily to an increase in service charges on deposit accounts.

     Noninterest Expense. Noninterest expense consists primarily of operating expenses for compensation and related benefits, occupancy, federal insurance premiums and operating assessments and data processing charges. Total other expenses decreased $129,000 from $1.9 million for the year ended December 31, 1995 to $1.7 million for the year ended December 31, 1996. This decrease was primarily the result of reduced overhead, achieved through a reduction of legal fees to collect loans, FDIC insurance premiums and other expenses. FDIC insurance premiums decreased $58,000 from December 31, 1995 to December 31, 1996. Professional fees decreased $62,000, or 32.7%, from $191,000 at December 31, 1995 to $129,000 at December 31, 1996.

     Income Taxes. The Bank had no tax liability at December 31, 1996, compared to income tax expense of $31,000 at December 31, 1995. At December 31, 1996, the Bank had operating loss carryforwards of approximately $849,000 that were available to offset future taxable income and which will expire over various years from the year 2006 to the year 2010.

Average Balances, Interest and Average Yields

     The following table sets forth information relating to the Bank's average balance sheet and reflects the average yield on assets and average cost of liabilities for the periods indicated and the average yields earned and rates paid for the periods indicated. Such yields and costs are derived by dividing income or expense by the average daily balances of assets and liabilities, respectively, for the periods presented.

  AVERAGE BALANCES, INTEREST INCOME AND EXPENSES AND AVERAGE YIELDS AND RATES

                             (Dollars in thousands)



                                                                          Years ended December 31,
                                     -----------------------------------------------------------------------------------------------
                                                   1997                             1996                             1995
                                     ---------------------------------- ------------------------------ -----------------------------
                                                 Interest    Average              Interest    Average              Interest  Average
                                       Average    Income/     Yield     Average    Income     Yield/     Average    Income/   Yield
                                       Balance    Expense     Rate      Balance    Expense     Rate      Balance    Expense    Rate
                                     -----------------------------------------------------------------------------------------------
EARNING ASSETS:

Loans receivable(1)................ $ 24,533     $2,286       9.32%   $24,458     $2,322       9.49%   $26,346     $2,399      9.11%
Investment securities, taxable        13,432        816       6.08     14,597        823       5.64      6,082        320      5.26
Federal funds sold.................    2,867        154       5.37      5,148        275       5.34      5,782        329      5.69
                                    --------     ------               -------     ------               -------     ------
   Total earning assets............   40,832      3,256       7.97     44,203      3,420       7.74     38,210      3,048      7.98
                                    --------     ------               -------     ------               -------     ------

NON-EARNING ASSETS:

Cash and due from banks.............   1,649                            1,891                            1,899

Other assets                             414                              444                               34
                                    --------                         --------                         --------
   Total non-earning assets.........   2,063                            2,335                            1,933
                                    --------                         --------                         --------
   Total assets.....................$ 42,895                         $ 46,538                         $ 40,143
                                    ========                         ========                         ========


INTEREST-BEARING LIABILITIES:
Deposits:

   Interest-bearing demand (NOW)
      deposits......................$  5,073        113       2.23%  $  5,495        119       2.17%   $ 5,745        147      2.56%
   Money market deposits............  10,377        330       3.19     10,535        335       3.18      7,921        270      3.41
   Savings deposits.................   3,369         99       2.94      3,259         97       2.98      3,619        115      3.18
   Time deposits....................  11,196        561       5.01     15,511        860       5.54     11,727        633      5.40
   Federal funds purchased..........     159          7       4.40          -          -          -          -          -         -
                                      ------      -----                ------      -----                ------      -----
      Total interest-bearing
        liabilities                   30,174      1,111       3.68     34,800      1,411       4.05     29,012      1,165      4.02
                                      ------      -----                ------      -----                ------      -----

NON-INTEREST-BEARING
   LIABILITIES:

Demand deposits.....................   8,829                            8,222                            7,879
Other liabilities...................     145                              172                              144
                                     -------                         --------                         --------
   Total non-interest-bearing
     liabilities                       8,974                            8,394                            8,023
                                    --------                         --------                         --------
Stockholders' equity................   3,747                            3,344                            3,108
                                    --------                         --------                         --------
   Total liabilities and stockholders
      equity........................$ 42,895                         $ 46,538                         $ 40,143
                                    ========                         ========                         ========


Interest spread.....................                          4.29%                            3.69%                           3.96%
Net interest margin.................            $ 2,145       5.25%              $ 2,009       4.59%              $ 1,883      4.93%
                                                =======                          =======                          =======



------------------

(1) Non-accrual loan balances are included in the calculation of average balances.

Rate/Volume Analysis

     The following table sets forth certain information regarding changes in interest income and interest expense of the Bank for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to: (i) changes in volume (changes in volume multiplied by old rate); and (ii) changes in rates (change in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the changes in volume) are allocated between changes in rate and changes in volume.

                            RATE AND VOLUME ANALYSIS

                             (Dollars in thousands)

                                                         Year Ended                            Year Ended
                                                     December 31, 1997                     December 31, 1996
                                                        Compared To                           Compared To
                                                     December 31, 1996                     December 31, 1995
                                                 Increase (Decrease) Due to            Increase (Decrease) Due to
                                           ----------------------------------------------------------------------------
                                               Rate        Volume       Total        Rate        Volume       Total
                                           ----------------------------------------------------------------------------



INTEREST EARNED ON:

Loans receivable, net......................      $  (43)      $   7      $  (36)     $  107         $(184)          (77)
Investment securities, taxable.............         304        (311)         (7)         25           478           503
Federal funds sold.........................           2        (123)       (121)        (19)          (35)          (54)
                                                 ------       -----      ------      ------          ----         -----
        Total interest income..............         263        (427)       (164)        113           259           372
                                                 ------       -----      ------      ------          ----         -----
INTEREST PAID ON:
        Interest-bearing (NOW)
            deposits.......................           3          (9)         (6)        (22)           (6)          (28)
        Money market deposits..............           1          (5)         (4)        (17)           82            65
        Savings deposits...................          (1)          3           2          (7)          (11)          (18)
        Time deposits......................         (77)       (222)       (299)         17           210           227
        Federal funds purchased............           -           7           7           -             -             -
                                                 ------       -----      ------      ------          ----         -----
        Total interest expense.............         (74)       (226)       (300)        (29)          275           246
                                                 ------       -----      ------      ------          ----         -----
            Net interest income............      $  337       $ 201)     $  136      $  142         $ (16)        $ 126
                                                 ======       =====      ======      ======          ====         =====

Interest Rate Sensitivity

     An important element of both earnings performance and liquidity is management of interest rate sensitivity. Interest rate sensitivity reflects the potential effect on net interest income of a movement in interest rates. The difference between the Bank's interest-sensitive assets and interest-sensitive liabilities for a specified time frame is referred to as "gap." A financial institution is considered to be asset-sensitive, or having a positive gap, when the amount of its earning assets maturing or repricing within a given time period exceeds the amount of its interest-bearing liabilities also maturing or repricing within that time period. Conversely, a financial institution is considered to be liability-sensitive, or have a negative gap, when the amount of its interest-bearing liabilities maturing or repricing within a given period exceeds the amount of earning assets also maturing or repricing within that time period. During a period of rising interest rates, a positive gap would tend to increase net interest income, while a negative gap would tend to have an adverse effect on net interest income. During a period of falling interest rates, a positive gap would tend to have an adverse effect on net interest income, while a negative gap would tend to increase net interest income.

                                       14





     The Bank evaluates interest sensitivity risk and then formulates guidelines regarding asset generation and pricing, funding sources and pricing, and off-balance sheet commitments in order to decrease sensitivity risk. These guidelines are based upon management's outlook regarding future interest rate movements, the state of the regional and national economy and other financial and business risk factors. The Bank uses a static gap model and a computer simulation to measure the effect on net interest income of various interest rate scenarios over selected time periods. The gap can be managed by repricing assets or liabilities, selling investments held for sale, replacing an asset or liability prior to maturity or adjusting the interest rate during the life of an asset or liability. Matching the amount of assets and liabilities repricing during the same time interval helps to reduce the risk and minimize the impact on net interest income in periods of rising or falling interest rates.

     As of December 31, 1997, the Bank's static one-year cumulative gap to total interest-sensitive assets position was negative (5.0)% and the Bank was, therefore, in a liability-sensitive position. It is the Bank's policy to control the mix and rate sensitivity of assets and liabilities such that the revolving gap (the gap is less than one year) will never exceed 10% (positive or negative) of assets.

     The following table illustrates the interest sensitivity gap position of the Bank as of December 31, 1997 (focusing only on repricing schedules, not fixed versus variable rates). This table presents a position as of a particular day, which position changes continually and is not necessarily indicative of the Bank's position at any other time.

                          INTEREST SENSITIVITY ANALYSIS

                                December 31, 1997
                             (Dollars in thousands)

                                                                 Maturing or Repricing In:
                                                     ---------------------------------------------------
                                                      3 Months        4-12       1 to 5     More than
                                                      or Less        Months       Years      5 Years       Total
                                                     ----------    ----------   ----------  ----------  ----------
Interest-sensitive Assets:

   Loans (1).......................................     $  8,843     $ 6,103     $ 7,011     $ 1,211     $ 23,168
   Securities......................................          250       1,195       9,987         612       12,044
   Federal funds sold..............................        7,600           -           -           -        7,600
                                                          ------       -----       -----       -----       ------
          Total interest-sensitive assets..........       16,693       7,298      16,998       1,823       42,812
                                                          ======       =====       =====       =====       ======
Interest-sensitive Liabilities:
   Certificates of deposit less than $100,000......        1,030       2,409         913           -        4,352
     Certificates of deposit greater than $100,000         1,383       3,683       1,706           -        6,772
     Super NOW accounts/Money Market deposit
      accounts(2)..................................       17,624           -           -           -       17,624
                                                          ------       -----       -----       -----       ------

          Total interest-sensitive liabilities.....       20,037       6,092       2,619           -       28,748
                                                          ======       =====       =====       =====       ======

Period gap.........................................     $ (3,344)    $ 1,206     $14,379     $ 1,823     $ 14,064

Cumulative gap.....................................     $ (3,344)    $(2,138)    $12,241     $14,064            -

Ratio of cumulative interest-
   sensitive liabilities to interest-sensitive asset      120.02%     108.91%      70.14%      67.15%           -
                                                          ======      ======       =====       =====


------------------

(1)   Excludes non-accrual loans.

(2) Non-certificate deposit accounts are shown as repricing within the 3 month or less timeframe, although the Bank believes, based on historical experience, that such deposits are less interest sensitive.

                         ANALYSIS OF FINANCIAL CONDITION

Loan Portfolio

     The loan portfolio is the largest category of the Bank's earning assets and is comprised of commercial real estate loans, commercial loans, home equity loans, construction loans, consumer loans and participation loans with other financial institutions. The primary markets in which the Bank makes loans include the town of McLean, Virginia and Fairfax County, Virginia. The mix of the loan portfolio is weighted toward loans secured by real estate and
commercial   loans.   In   management's   opinion,   there  are  no  significant
concentrations   of  credit  with  particular   borrowers   engaged  in  similar
activities.

     Net loans consist of total loans minus the allowance for loan losses, unearned discounts and deferred loan fees. The Bank's net loans were $22.8 million at December 31, 1997, representing a 7.4% decrease over net loans of $24.6 million at December 31, 1996. While loan originations increased in 1997, there was an overall decrease in net loans due to the Bank's strategy of strengthening the quality of its loan portfolio. Net loans increased 3.9% in 1996, from a balance of $23.7 million at December 31, 1995. The average balance of total loans as a percentage of average earning assets was 60.1% for December 31, 1997, up from 55.3% for 1996. The average balance of total loans as a percentage of average earnings assets was 69.0% for 1995.

     In the normal course of business, the Bank makes various commitments to meet the financing needs of its customers and incurs certain contingent liabilities which are disclosed but not reflected in the financial statements contained in this Offering Circular, including standby letters of credit and commitments to extend credit. At December 31, 1997, commitments for standby letters of credit totaled $191,000 and commitments to extend credit totaled $6.7 million. Commitments for standby letters of credit totaled $274,000 and $408,000 for the years ended December 31, 1996 and 1995, respectively. Commitments to extend credit totaled $5.2 million and $4.9 million for the years ended December 31, 1996 and 1995, respectively.

     The following table summarizes the composition of the Bank's loan portfolio at the periods indicated:

                                 LOAN PORTFOLIO

                             (Dollars in thousands)



                                                                 December 31,
                     -----------------------------------------------------------------------------------------------------
                           1997                 1996                 1995                  1994                 1993
                     -----------------     ----------------    -----------------     ------------------   ----------------
                     Amount    Percent     Amount   Percent    Amount    Percent     Amount     Percent   Amount   Percent
                     ------    -------     ------   -------    ------    -------     ------     -------   ------   -------
Real estate:

     Mortgage......  $ 17,532    75.0%      $19,524   77.5%    $18,735      76.9%     $21,219     77.4%   $22,313    75.6%

      Construction.       448      1.9          633     2.5        147        0.6         305       1.1       216      0.7
Commercial.........     4,191     17.9        4,210    16.7      4,526       18.6       4,851      17.7     5,767     19.6
Consumer...........     1,219      5.2          835     3.3        938        3.9       1,051       3.8     1,221      4.1
                       ------     ----       ------   -----     ------      -----      ------      ----    ------    -----
Loans, gross.......    23,390     100%       25,202   100.%     24,346      100.%      27,426      100%    29,517    100.0
                       ------     ----       ------   -----     ------      -----      ------      ----    ------    -----
Less: allowance for
   loan losses.....      (634)                  (617)             (685)                (1,164)               (959)
                     --------               --------            ------                -------             -------
Loans, net.........  $ 22,756               $ 24,585           $23,661                $26,262             $28,558
                     ========               ========           =======                =======             =======


     The following table sets forth certain information with respect to the Bank's non-accrual, restructured and past due loans, as well as foreclosed assets, for the periods indicated.

                              NON-PERFORMING ASSETS

                             (Dollars in thousands)

                                                                                  Years Ended December 31,
                                                                   -----------------------------------------------------
                                                                   1997          1996         1995      1994       1993
                                                                   ----          ----         ----      ----       ----
Non-accrual loans.........................................          $222          $465        $445       $594       $775
Real estate owned.........................................           263           263         300        500        800
                                                                     ---           ---         ---       ----      -----
     Total non-performing loans...........................           485           728         745       1094      1,575
                                                                     ---           ---         ---       ----      -----
Loans past due 90 or more days accruing interest..........             7             -         268        260         35
Non-performing loans to total loans, at period end .......           0.9%          1.8%        1.8%       2.2%       2.6%
Non-performing assets to period end assets................           1.1%          1.6%        1.6%       2.6%       3.5%
Non-performing assets: total loans and other real
estate owned .............................................           2.1%          2.9%        3.0%       3.9%       5.2%




     The amount of interest on non-accrual loans which would have been recorded as income under the original terms of such loans was approximately $34,300, $10,800, and $61,200 for the years ended December 31, 1997, 1996 and 1995, respectively. Loans are placed on non-accrual when a loan is specifically determined to be impaired or when principal or interest is delinquent for 90 days or more.

     In addition to the nonaccrual loans, past due loans, and other real estate owned listed above, loans totaling $3.6 million or 15.4% of total loans at December 31, 1997 were either internally classified or specially mentioned, require more than normal attention, and are potential problem loans. These potential problem loans represent an increase from $3.0 million of potential problem loans, or 12% of total loans, at December 31, 1996. The increase is related primarily to one credit which management believes requires additional monitoring due to the borrower's industry.

     The Real Estate Owned of $263,000 in 1997 consists of a single piece of industrial property located in Loudoun County, Virginia which currently is under a contract for sale, which will result in the Bank charging- off approximately $16,000.

Loan Maturity

     The following table shows the contractual maturity at December 31, 1997. The table reflects the entire unpaid principal balance in the maturity period that includes the final loan payment date and, accordingly, does not give effect to periodic principal repayments or possible prepayments.

                     MATURITY AND RATE SENSITIVITY OF LOANS

                             (Dollars in thousands)



                                                          At December 31, 1997
                             -----------------------------------------------------------------------------------
                                                     Over One Year
                                                   Through Five Years                     Over Five Years
                             One Year        -----------------------------         -----------------------------
                             or Less         Fixed Rate      Floating Rate         Fixed Rate      Floating Rate
                             -------         ----------      -------------         ----------      -------------
Commercial                   $1,895             $985              $560                $178              $573
Real estate-construction        448                -                 -                   -                 -
                             ------             ----              ----                ----              ----
                             $2,343             $985              $560                $178              $573
                             ======             ====              ====                ====              ====

Allowance for Loan Losses

     In originating loans, the Bank recognizes that credit losses will be experienced and the risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for such loan. The Bank maintains an allowance for loan losses based upon, among other things, such factors as changes in the character and size of the loan portfolio and related loan loss experience, a review and examination of overall loan quality which includes the assessment of problem loans, the amount of non-performing assets, regulatory policies, generally accepted accounting principles, general economic conditions, and other factors related to the collectability of loans in the Bank's portfolios. In addition to unallocated allowances, specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of loans which are contractually past due and after considering the net realizable value of any collateral for the loan.

     Management actively monitors the Bank's asset quality in a continuing effort to charge-off loans against the allowance for loan losses and to provide specific loss allowances when necessary. Although management believes it uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the initial determinations. The Bank's allowance for loan losses was $634,000, or 2.71% of total loans, as of December 31, 1997, $617,000, or 2.45% of total loans, as of December 31, 1996 and $685,000, or 2.81% of total loans, as of December 31, 1995.

     Management believes the allowance is adequate to absorb losses inherent in the loan portfolio. The Bank expects that its allowance for loan losses is adequate and that with the expected increases in the Bank's loan portfolio, the allowance for loan losses remains adequate. The Bank expects to grow its loan portfolio and believes it has adequate reserves in the allowance for loan losses to mirror the growth in the loan portfolio.

     In view of the Bank's plans for expansion and possible loan growth, management will continue to closely monitor the performance of its portfolio and make additional provisions as necessary. The Bank does not presently anticipate that such provisions will have a material adverse impact on the Bank's results of operations in future periods.

An analysis of the allowance for loan losses, including charge-off activity, is presented below:

                            ALLOWANCE FOR LOAN LOSSES

                             (Dollars in thousands)



                                                                      Years Ended December 31,
                                                 -------------------------------------------------------------
                                                  1997         1996         1995           1994          1993
                                                  ----         ----         ----           ----          ----

Allowance for loan losses:

Balance at beginning of year............         $ 617        $  685       $ 1,164         $ 959        $1,124

Charge-offs:

    Commercial..........................             8            70           360            85           364
    Real estate.........................            50            34           158           234           283
    Consumer............................             3             5             2             5            37
                                                 -----        ------       -------         -----        ------
         Total loans charged off........            61           109           520           324           684
                                                 -----        ------       -------         -----        ------

Recoveries:

    Commercial..........................            60            15            32            35            46
    Real estate.........................            14            26            96             -             1
    Consumer............................             -             -             -             6             -
                                                 -----        ------       -------         -----        ------
         Total recoveries...............            74            41           128            41            47
                                                 -----        ------       -------         -----        ------

Net charge-offs (recoveries)............           (13)           68           392           283           637

Provision for (recovery of)  loan losses             4             -          ( 87)          488           472
                                                 -----        ------       -------         -----        ------

Balance at end of year..................         $ 634        $  617       $   685         1,164        $  959
                                                 =====        ======       =======         =====        ======



Ratio of net charge-offs (recoveries) to
    average loans outstanding...........          (.05)%         .28%         1.49%         0.95%         1.98%

Ratio of allowance for loan
    losses to loans at year-end.........          2.71%         2.45%         2.81%         4.24%         3.25%

     A breakdown of the allowance for loan losses is provided in the following table. However, the Bank's management does not believe that the allowance for loan losses can be allocated by category with a degree of precision that would be useful to investors. Because all of these factors are subject to change, the allocation of loan losses in the following table is not necessarily predictive of future loan losses in the indicated categories. See Note 1 of the notes to the financial statements for further information regarding the classification of loan losses.

                     ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                             (Dollars in thousands)



                                                                    December 31,
                            ------------------------------------------------------------------------------------------------------
                                   1997                1996                 1995                  1994                 1993
                            ------------------  ------------------  --------------------   ------------------   ------------------
                            Amount  Percent(1)  Amount  Percent(1)  Amount    Percent(1)   Amount  Percent(1)   Amount  Percent(1)
                            ------  ----------  ------  ----------  ------    ----------   ------  ----------   ------  ----------
Commercial............       $109      17.9%     $105      16.7%     $ 88        18.6%      $456      17.7%      $337     19.6

Real Estate
  Mortgage and
  Construction........        502      76.9       492      80.0       560        77.5        656      78.5        569     76.3
Consumer..............         23       5.2        20       3.3        37         3.9         52       3.8         52      4.1
                             ----                ----                ----                 ------                 ----
Total allowance for
loan losses...........       $634                $617                $685                 $1,164                 $959
                             ====                ====                ====                 ======                 ====


------------------


(1) Represents percentage of loans in each category to total loans.

Investment Activities

     The Bank is required to maintain an amount of liquid assets appropriate to its level of net savings withdrawals and current borrowings. It has generally been the Bank's policy to maintain a liquidity portfolio in excess of regulatory requirements. At December 31, 1997, the Bank's liquidity ratio was 52.51%. Liquidity levels may be increased or decreased depending upon the yields on investment alternatives, management's judgment as to the attractiveness of the yields then available in relation to other opportunities, management's expectations of the level of yield that will be available in the future and management's projections as to the short-term demand for funds to be used in the Bank's loan origination and other activities.

     Interest income from investments in various types of liquid assets provides a significant source of revenue for the Bank. The Bank invests in U.S. Treasury and Federal Agency securities, bank certificates of deposits, equity securities, corporate debt securities, taxable municipals and overnight federal funds. The balance of investment securities maintained by the Bank in excess of regulatory requirements reflects management's historical objective of maintaining liquidity at a level that assures the availability of adequate funds, taking into account anticipated cash flows and available sources of credit, for meeting withdrawal requests and loan commitments and making other investments. See "Liquidity and Capital Resources."

     The Bank purchases securities through a primary dealer of U.S. Government obligations or such other securities dealers authorized by the Board of Directors and requires that the securities be delivered to a safekeeping agent before the funds are transferred to the broker or dealer. The Bank purchases investment securities pursuant to an investment policy established by the Board of Directors.

     Investment securities are recorded on the books of the Bank in accordance with GAAP. The Bank does not purchase investment securities for trading. Effective January 1, 1994, the Bank implemented SFAS No. 115. Available-for-sale securities are reported at fair value with unrealized gains or losses reported as a separate component of net worth, net of tax effects. Held-to-maturity securities are carried at amortized cost. Substantially all purchases of investment securities conform to the Bank's interest rate risk policy.

     The following table summarizes the carrying value of securities for the dates indicated:

                              SECURITIES PORTFOLIO

                             (Dollars in thousands)



                                                                                           December 31,
                                                                         ----------------------------------------------
                                                                           1997              1996               1995
                                                                         -------            -------            -------
AVAILABLE FOR SALE:

     U.S. treasury and other government agencies ...........             $ 9,828            $12,854            $ 2,518
     State, county and municipal ...........................               1,854                340                100
     Other .................................................                 112                 88                 94
                                                                         -------            -------            -------
         Total available for sale ..........................              11,794             13,282              2,712
                                                                         -------            -------            -------
HELD TO MATURITY:
     U.S. treasury and other government agencies ...........                 250                500              2,057
                                                                         -------            -------            -------
         Total held to maturity ............................                 250                500              2,057
                                                                         -------            -------            -------
     Total securities ......................................             $12,044            $13,782            $ 4,769
                                                                         =======            =======            =======


     The following table sets forth the maturity distribution and weighted average yields of the investment portfolio at December 31, 1997. The weighted average yields are calculated on the basis of the book value of' the investment portfolio and on the interest income of investments adjusted for amortization of premium and accretion of discount.

                   INVESTMENT PORTFOLIO - MATURITY AND YIELDS

                             (Dollars in thousands)

                                                   1 Year             1 Year           5 Years           After
                                                   or Less          to 5 Years       to 10 Years       10 Years
                                                   -------          ----------       -----------       --------
MATURITY DISTRIBUTION:

U.S. treasury issues .....................     $   1,249           $   2,828           $    --           $    --
U.S. agency issues .......................            --               5,801               500                --
Municipal issues .........................           196               1,358                --                --
Federal Reserve Bank Stock ...............            --                  --                --               112
                                               ---------           ---------           -------           -------
     Total maturity distribution .........     $   1,445           $   9,987           $   500           $   112
                                               =========           =========           =======           =======
WEIGHTED AVERAGE YIELD:
U.S. treasury issues .....................          5.98%               6.12%               --                --
U.S. agency issues .......................            --                6.25%             6.65%               --
Municipal issues .........................          6.25%               6.28%               --                --
Federal Reserve Bank Stock ...............            --                  --                --              6.00%
                                                    ----                ----              ----              ----
     Total ...............................          6.12%               6.21%             6.65%             6.00%
                                                    ====                ====              ====              ====

Total portfolio weighted average yield ...          6.21%
                                                    ====
Deposits

     The Bank primarily uses deposits to fund its loans and investment portfolio. The Bank offers a variety of deposit accounts to individuals and small- to medium-sized businesses. Deposit accounts include checking, savings, escrow accounts, money market and certificates of deposit. Average certificates of deposit in amounts of $100,000 or more totaled $4.0 million at December 31, 1997 and 1996. Many of these deposits are from long-standing customers and, therefore, are believed by the Bank's management to be as stable as, and for all practical purposes, no more rate sensitive than, core deposits.

     The following table details the average amount of, and the average rate paid on, the following primary deposit categories for the periods indicated:

                     AVERAGE DEPOSITS AND AVERAGE RATES PAID

                             (Dollars in thousands)

                                                                    Years Ended December 31,
                                              ------------------------------------------------------------------
                                                      1997                   1996                    1995
                                              -------------------     -------------------    -------------------
                                              Average     Average     Average     Average    Average     Average
                                              Balance       Rate      Balance      Rate      Balance       Rate
                                              -------       ----      -------      ----      -------       ----
Interest-bearing deposits:
  NOW accounts ...........................     $ 5,073      2.23%    $ 5,495         2.17%  $ 5,745        2.56%
  Money market savings ...................      10,377      3.19      10,535         3.18     7,921        3.41
  Regular savings ........................       3,369      2.94       3,259         2.98     3,619        3.18
  Certificates of deposit ................      11,196      5.01      15,511         5.54    11,727        5.40
                                               -------               -------                -------
Total interest-bearing deposits ..........     $30,015      3.68     $34,800         4.05   $29,012        4.02
Non-interest-bearing deposits ............       8,829                 8,222                  7,879
                                               -------               -------                -------
Total deposits ...........................     $38,843               $43,022                $36,891
                                               =======               =======                =======


     The following is a summary of the maturity distribution of certificates of deposit in amounts of $100,000 or more as of December 31, 1997:

            MATURITIES OF CERTIFICATES OF DEPOSIT OF $100,000 OR MORE

                             (Dollars in thousands)

Maturity Period                                             Amount       Percent
---------------                                             ------       -------
3 months or less...........................................$1,030         23.67%
Over 3 months to 6 months..................................   447         10.27
Over 6 months to 12 months................................. 1,962         45.08
Over 12 months.............................................   913         20.98
                                                           ------        ------
     Total................................................ $4,352        100.00%
                                                           ======        ======

Short-Term Borrowings

     The Bank occasionally finds it necessary to purchase funds on a short-term basis due to fluctuations in loan and deposit levels. The Bank has several arrangements under which it may purchase funds. A Repurchase Agreement is maintained with First Union Bank for up to the market value of bonds in safekeeping, which as of the date of this Offering Circular is approximately $1.25 million. For the periods ended December 31, 1997, 1996 and 1995, the expense for federal funds purchased totaled approximately $7,000, $0 and $0, respectively.

Capital Requirements

     The determination of capital adequacy depends upon a number of factors, such as asset quality, liquidity, earnings, growth trends and economic conditions. The Bank seeks to maintain a strong capital base to support its growth and expansion plans, provide stability to current operations and promote public confidence in the Bank.

     Management believes that the Bank's capital position, as of December 31, 1997, exceeds all regulatory minimums. The federal banking regulators have defined three tests for assessing the capital strength and adequacy of banks, based on two definitions of capital. "Tier 1 Capital" is defined as a combination of common and qualifying preferred stockholders' equity less goodwill. "Tier 2 Capital" is defined as qualifying subordinated debt and a portion of the allowance for loan losses. "Total Capital" is defined as Tier 1 Capital plus Tier 2 Capital. Three risk-based capital ratios are computed using the above capital definitions, total assets and risk-weighted assets and are measured against regulatory minimums to ascertain adequacy. All assets and off-balance sheet risk items are grouped into categories according to degree of risk and assigned a risk weighting and the resulting total is risk-weighted assets. "Tier 1 Risk-based Capital" is Tier 1 Capital divided by risk-weighted assets. "Total Risk-based Capital" is Total Capital divided by risk-weighted assets. The Leverage Ratio is Tier 1 Capital divided by total average assets. See "Supervision and Regulation--Capital Requirements."

     The following table shows the Bank's capital ratios and the minimum ratios currently required by the Federal Reserve to be well-capitalized:

                                 CAPITAL RATIOS

                                                                                December 31,
                                                                      --------------------------------       Regulatory
                                                                      1997          1996          1995         Minimum
                                                                      ----          ----          ----         -------
Tier 1 Risk-based Capital.................................            17.4%          12.6%         11.7%          4.0%
Total Risk-based Capital..................................            18.6           13.9          13.0           8.0
Leverage ratio............................................            11.0            7.8           7.2           4.0



Liquidity and Capital Resources

     Liquidity is a measure of the Bank's ability to generate sufficient cash to meet present and future financial obligations in a timely manner through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. These obligations include the credit needs of customers, funding deposit withdrawals, and the day-to-day operations of the Bank. Liquid assets include cash, interest-bearing deposits with banks, federal funds sold, and certain investment securities. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and meet its customers' credit needs.

     As of December 31, 1997, cash, federal funds sold, held-to-maturity investment securities maturing within one year and available-for-sale securities represented 52.51% of deposits and other liabilities, compared to 46.93% at December 31, 1996 and 49.69% at December 31, 1995. See "-- Interest
Sensitivity." At December 31, 1997, based upon the Bank's investment policy, approximately 97.9% of total investment securities were available for sale, and were primarily invested in U.S. Treasury and agency securities, with a market value of approximately $23,000 greater than their book value. See "--Investment Activities." Asset liquidity is also provided by managing loan maturities. At December 31, 1997, approximately 64% or $15.0 million of loans would mature or reprice within a one-year period.

     The following table summarizes the Bank's liquid assets for the periods indicated:

                            SUMMARY OF LIQUID ASSETS

                             (Dollars in thousands)

                                                                                December 31,
                                                                ----------------------------------------------
                                                                 1997               1996               1995
                                                                 ----               ----               ----
Cash and due from banks...................................      $ 1,987           $ 2,879            $ 1,909
Federal funds sold........................................        7,600             3,800             15,550
Investment securities(1)..................................           --                --              1,558
Available-for-sale securities, at fair value..............       11,794            13,282              2,712
                                                                -------           -------            -------
Total liquid assets.......................................      $21,381           $19,961            $21,729
                                                                =======           =======            =======
Deposits and other liabilities............................      $40,719           $42,532            $43,725
Ratio of liquid assets to deposits and other liabilities..        52.51             46.93              49.69



------------------


(1) Only held-to-maturity investment securities at amortized cost with a maturity of one year or less are considered liquid assets for this table.


Impact of Inflation, Changing Prices and Monetary Policies

     The financial statements and related financial data concerning the Bank presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. The primary effect of inflation on the operations of the Bank is reflected in increased operating costs. Unlike industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, changes in interest rates have a more significant effect on the performance of a financial institution than do the effects of changes in the general rate of inflation and changes in prices. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. Interest rates are highly sensitive to many factors which are beyond the control of the Bank, including the influence of domestic and foreign economic conditions and the monetary and fiscal policies of the U.S. government and federal agencies, particularly the Federal Reserve.

     The Federal Reserve implements national monetary policies such as seeking to curb inflation and combat recession by its open market operations in U.S. government securities, control of the discount rate applicable to borrowing by banks, and establishment of reserve requirements against bank deposits. The actions of the Federal Reserve in these areas influence the growth of bank loans, investments and deposits, and affect the interest rates charged on loans and paid on deposits. The nature, timing and impact of any future changes in federal monetary and fiscal policies on the Bank and its results of operations are not predictable.

Accounting Matters

     In February 1997, the Financial Accounting Standard Board ("FASB") issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS 128"), which is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. SFAS 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. Management does not expect that the adoption of SFAS 128 will have a material impact on the Bank's financial condition or reported earnings per share.

     In February 1997, the FASB issued Statement of Financial Accounting Standards No. 129, Disclosure of Information about Capital Structure ("SFAS 129") which is effective for financial statements issued for periods ending after December 15, 1997. SFAS 129 establishes standards for disclosing information about an entity's capital structure and applies to all entities. Management does not expect that the adoption of SFAS 129 will have a material impact on the Bank's financial condition or reported capital structure.

     During June of 1997, the FASB issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income ("SFAS 130"). SFAS 130 establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. SFAS 130 is effective for financial statements for periods beginning after December 15, 1997.

     During June of 1997, the FASB issued Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. SFAS 131 is effective for financial statements for periods beginning after December 15, 1997.

ITEM 8  FINANCIAL STATEMENTS and SUPPLEMENTARY DATA

     The report of independent accountants and the Bank's financial statement for the years ended December 31, 1997, 1996 and 1995 are incorporated herein by reference.

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
                           None.

     Changes in Registrant's Certifying Accountant. None

     Change in Accounting firms:

                            None

PART 3
Item 10-13

     Information called for by part 3 (Items 10 through 13) is incorporated by reference to the Bank's definitive proxy statement for the 1998 Annual meeting of Shareholders to be filed with the Board of Governors of the Federal Reserve System.

PART 4

Item 14. Exhibits, Financial Statements, Schedules and Reports on Form 8-K

(A) (1) The following financial statement of The Heritage Bank is incorporated herein by reference in item 8:

         Balance Sheets - December 31 1997 and 1996.

         Statement of operation - Years ended December 31, 1997, 1996, and 1995.

         Statement of changes in Stockholders' Equity - Years ended December 31, 1997, 1996, and 1995 Statements of Cash Flows - Years ended December 31, 1997, 1996 and 1995 Notes to Financial statements. Report of independent accountants.

(A) (2) All other schedules provided for in the applicable regulation of he Securities and Exchange Commission pertain to items which do not appear in the financial statements, to items which are insignificant, or to items as to which the required disclosures have been made elsewhere in the financial statements and notes thereto. These schedules have therefore been omitted.

(A) (3) Exhibits:

         3.1 Articles of Incorporation. (see 10k report December 31, 1992)

         3.2 Bylaws. (see 10k report December 31, 1992)

         10.1 Stock Option Plan for Employees (see 10k report December 31,1992)

         10.2 Lease relating to Bank Building (see 10k report December 31,1992)

                                   SIGNATURES

         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    The Heritage Bank, Inc
                                    (Registrant)

Date                                by /S/ John T. Rohrback
                                       -------------------------
                                       John T. Rohrback
                                       Chief Executive Officer

                                    by /S/ William B. Sutphin
                                       -------------------------
                                       William B. Sutphin
                                       Senior V.P

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on March 25, 1997.

SIGNATURES                                TITLE

/S/ Harold C. Lieding
-----------------------              Chairman of the
Harold C. Lieding                    Board of Directors

/S/ George Degnon
-----------------------              Director
George Degnon                        & Secretary

/S/ Kevin P. Tighe
-----------------------              Director
Kevin P. Tighe

/S/ Philip F. Herrick
-----------------------              Director
Philip F. Herrick

/S/ John T. Rohrback
-----------------------              Director
John T. Rohrback                     & CEO and president

/S/ Stanley I Richards
-----------------------              Director
Stanley I Richards

/S/ George P. Shafran
--------------------------           Director
George P. Shafran

     Supplemental  information  to be furnished  with reports filed  pursuant to
Section 15(d) of the Act by Registrants which have not registered securities pursuant to Section 12 of the Act.

     (A) The annual report and proxy statement have not been sent to security holders. They will be furnished to security holders subsequent to the filing of this annual report on Form 10-K.

                          INDEPENDENT AUDITOR'S REPORT





To the Board of Directors
The Heritage Bank
McLean, Virginia


     We have audited the accompanying statements of condition of The Heritage Bank as of December 31, 1997 and 1996, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of The Heritage Bank as of and for the year ended December 31, 1995 were audited by other auditors whose opinion dated March 11, 1996, on those statements was unqualified.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the 1997 and 1996 financial statements referred to above present fairly, in all material respects, the financial position of The Heritage Bank as of December 31, 1997 and 1996, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.

                                            YOUNT, HYDE & BARBOUR, P.C.





Winchester, Virginia
January 21, 1998

                               THE HERITAGE BANK

                            STATEMENTS OF CONDITION
                           December 31, 1997 and 1996

                                                              1997              1996
     ASSETS                                             ---------------   -------------
Cash and due from banks .............................     $ 1,986,523       $ 2,878,931
Federal funds sold and securities purchased under
 agreement to resell ................................       7,600,000         3,800,000
                                                          -----------       -----------
          Total cash and cash equivalents ...........     $ 9,586,523       $ 6,678,931

Securities available for sale, at approximate
 market value .......................................      11,793,716        13,281,900
Securities to be held to maturity (fair value: 1997,
 $249,375 and 1996, $500,570)........................         250,000           500,000

Loans, net ..........................................      22,756,260        24,585,494

Premises and equipment, net .........................         378,939           355,752
Other real estate owned .............................         263,199           263,199
Accrued interest and other assets ...................         421,006           409,719
                                                          -----------       -----------
          Total assets ..............................     $45,449,643       $46,074,995
                                                          ===========       ===========


     LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
 Noninterest-bearing deposits .......................     $11,855,769       $ 9,641,823
 Savings and interest-bearing demand deposits........      17,623,691        19,316,846
 Time deposits ......................................      11,124,375        13,427,863
                                                          -----------       -----------
          Total deposits ............................     $40,603,835       $42,386,532
 Accrued interest and other liabilities .............         115,460           145,629
 Commitments and contingent liabilities .............              --                --
                                                          -----------       -----------
          Total liabilities .........................     $40,719,295       $42,532,161
                                                          -----------       -----------
STOCKHOLDERS' EQUITY:
 Common stock, $1 par value; authorized
   10,000,000 shares; issued and outstanding
   1,489,636 and 1,249,634 shares, respectively......     $ 1,489,636       $ 1,249,634
 Capital surplus ....................................       3,327,451         2,967,448
 Accumulated deficit ................................        (104,856)         (675,712)
 Unrealized gain on securities available for sale,
   net ..............................................          18,117             1,464
                                                          -----------       -----------
          Total stockholders' equity ................     $ 4,730,348       $ 3,542,834
                                                          -----------       -----------
          Total liabilities and stockholders' equity.     $45,449,643       $46,074,995
                                                          ===========       ===========


                See Accompanying Notes to Financial Statements.

                               THE HERITAGE BANK

                            STATEMENTS OF OPERATIONS
                  Years Ended December 31, 1997, 1996 and 1995


                                                           1997             1996             1995
                                                      -------------   ---------------   -------------
INTEREST INCOME
 Loans ............................................    $2,285,986       $ 2,321,858      $2,399,446
 Securities .......................................       816,256           822,760         319,087
 Federal funds sold ...............................       154,066           274,892         329,408
                                                       ----------       -----------      ----------
          Total interest income ...................    $3,256,308       $ 3,419,510      $3,047,941
                                                       ----------       -----------      ----------
INTEREST EXPENSE
 Interest checking deposits .......................    $  443,836       $   453,352      $  417,338
 Other time deposits ..............................       512,337           744,650         630,292
 Certificates of deposits $100,000 or more.........       147,801           212,699         117,070
 Federal funds purchased ..........................         6,797                --              --
                                                       ----------       -----------      ----------
          Total interest expense ..................    $1,110,771       $ 1,410,701      $1,164,700
                                                       ----------       -----------      ----------
          Net interest income .....................    $2,145,537       $ 2,008,809      $1,883,241

Provision for (recovery of) loan losses ...........         3,825                --         (87,400)
                                                       ----------       -----------      ----------

          Net interest income after
           provision for
           (recovery of) loan losses ..............    $2,141,712       $ 2,008,809      $1,970,641
                                                       ----------       -----------      ----------
OTHER INCOME
 Service charges on deposit accounts ..............    $  112,039       $   101,440      $   79,882
 Other operating income, net ......................        21,233            17,660          18,035
 Gain on sale of securities .......................        47,261                --              --
                                                       ----------       -----------      ----------
          Total other income ......................    $  180,533       $   119,100      $   97,917
                                                       ----------       -----------      ----------
OTHER EXPENSES
 Salaries and employee benefits ...................    $  953,246       $   898,649      $  949,398
 Occupancy expense ................................       215,204           214,171         191,876
 Equipment expense ................................        88,275            91,687          88,565
 Other operating expenses .........................       579,961           520,109         624,468
                                                       ----------       -----------      ----------
          Total other expenses ....................    $1,836,686       $ 1,724,616      $1,854,307
                                                       ----------       -----------      ----------
          Income before income taxes ..............    $  485,559       $   403,293      $  214,251

 Income tax expense (benefit) .....................       (85,297)               --          31,696
                                                       ----------       -----------      ----------

NET INCOME ........................................    $  570,856       $   403,293      $  182,555
                                                       ==========       ===========      ==========

EARNINGS PER SHARE, basic .........................    $      .45       $       .32      $      .15
                                                       ==========       ===========      ==========

EARNINGS PER SHARE, assuming dilution .............    $      .44       $       .32      $      .15
                                                       ==========       ===========      ==========

                See Accompanying Notes to Financial Statements.

                                THE HERITAGE BANK

                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  Years Ended December 31, 1997, 1996 and 1995

                                                                                                 UNREALIZED
                                                                                                GAIN (LOSS)
                                           COMMON STOCK                                        ON SECURITIES       TOTAL
                                     -------------------------    CAPITAL       ACCUMULATED      AVAILABLE     STOCKHOLDERS'
                                        SHARES       AMOUNT       SURPLUS         DEFICIT         FOR SALE        EQUITY
                                     ----------- ------------- ------------- ---------------- --------------- --------------
BALANCE, DECEMBER 31, 1994 .........  1,249,634   $1,249,634    $2,967,448     $ (1,261,560)     $ (77,517)     $2,878,005
 Net income ........................         --           --            --          182,555             --         182,555
 Change in unrealized gain (loss)
  on securities available for sale           --           --            --               --         88,504          88,504
                                      ---------   ----------    ----------     ------------      ---------      ----------
BALANCE, DECEMBER 31, 1995 .........  1,249,634   $1,249,634    $2,967,448     $ (1,079,005)     $  10,987      $3,149,064
 Net income ........................         --           --            --          403,293             --         403,293
 Change in unrealized gain (loss)
  on securities available for sale           --           --            --               --         (9,523)         (9,523)
                                      ---------   ----------    ----------     ------------      ---------      ----------
BALANCE, DECEMBER 31, 1996 .........  1,249,634   $1,249,634    $2,967,448     $   (675,712)     $   1,464      $3,542,834
 Net income ........................         --           --            --          570,856             --         570,856
 Warrants exercised ................    240,002      240,002       360,003               --             --         600,005
 Change in unrealized gain (loss)
  on securities available for
  sale, net of deferred income
  taxes of $9,333 ..................         --           --            --               --         16,653          16,653
                                      ---------   ----------    ----------     ------------      ---------      ----------
BALANCE, DECEMBER 31, 1997 .........  1,489,636   $1,489,636    $3,327,451     $   (104,856)     $  18,117      $4,730,348
                                      =========   ==========    ==========     ============      =========      ==========

                See Accompanying Notes to Financial Statements.

                               THE HERITAGE BANK

                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1997, 1996 and 1995


                                                              1997               1996               1995
                                                        ----------------   ----------------   ----------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income .........................................     $    570,856      $     403,293       $    182,555
 Adjustments to reconcile net income to net
   cash provided by operating activities:
   Provision for (recovery of) for loan losses ......            3,825                 --            (87,400)
   Gain on sale of securities .......................          (47,261)                --                 --
   Depreciation and amortization ....................           67,733             72,182             72,325
   Deferred income taxes ............................          (85,297)                --                 --
   Amortization of investment security
    premiums, net of discounts ......................           13,845             24,245             30,244
   (Increase) decrease accrued interest and
    other assets ....................................           64,677           (109,696)           162,256
   Increase (decrease) in accrued interest and
    other liabilities ...............................          (30,169)           (17,419)            52,466
                                                          ------------      -------------       ------------
    Net cash provided by operating activities........     $    558,209      $     372,605       $    412,446
                                                          ------------      -------------       ------------
CASH FLOWS FROM INVESTING ACTIVITIES
 Maturities and calls of securities available for
   sale .............................................     $  1,800,000      $   2,000,000       $  3,716,654
 Purchase of securities available for sale ..........       (9,236,816)       (12,601,919)        (1,300,126)
 Maturities of securities held to maturity ..........          250,000          1,550,000            750,000
 Proceeds from sale of securities available for
   sale .............................................        8,984,402              5,100                 --
 Net (increase) decrease in loans ...................        1,825,409         (1,010,908)         2,379,097
 Purchase of premises and equipment .................          (90,920)           (42,487)           (40,045)
 Proceeds from sale of other real estate owned.                     --            100,508            510,000
                                                          ------------      -------------       ------------
    Net cash provided by (used in) investing
      activities ....................................     $  3,532,075      $  (9,999,706)      $  6,015,580
                                                          ------------      -------------       ------------
CASH FLOWS FROM FINANCING ACTIVITIES
 Increase (decrease) in demand deposits, NOW

   accounts and savings deposits ....................     $    550,791      $     986,664       $ (2,714,171)
 Increase (decrease) in certificates of deposit .....       (2,333,488)        (2,139,345)         7,320,604
 Proceeds from stock warrants exercised .............          600,005                 --                 --
                                                          ------------      -------------       ------------
    Net cash provided by (used in) financing
      activities ....................................     $ (1,182,692)     $  (1,152,681)      $  4,606,433
                                                          ------------      -------------       ------------
    Net change in cash and cash equivalents..........     $  2,907,592      $ (10,779,782)      $ 11,034,459
CASH AND CASH EQUIVALENTS, beginning of year ........        6,678,931         17,458,713          6,424,254
                                                          ------------      -------------       ------------
CASH AND CASH EQUIVALENTS, end of year ..............     $  9,586,523      $   6,678,931       $ 17,458,713
                                                          ============      =============       ============

                See Accompanying Notes to Financial Statements.

                               THE HERITAGE BANK

                            STATEMENTS OF CASH FLOWS
                                  (Continued)
                  Years Ended December 31, 1997, 1996 and 1995


                                                             1997            1996            1995
                                                        -------------   -------------   -------------
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Cash payments for:
   Interest .........................................    $1,113,620      $1,419,643      $1,164,700
                                                         ==========      ==========      ==========

   Income taxes .....................................    $    9,187      $       --      $       --
                                                         ==========      ==========      ==========
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
 ACTIVITIES
   Other real estate acquired in settlement of loans.    $       --      $   86,750      $  300,000
                                                         ==========      ==========      ==========

   Unrealized gain (loss) on securities available for
    sale ............................................    $   25,986      $   (9,523)     $   88,504
                                                         ==========      ==========      ==========


                See Accompanying Notes to Financial Statements.

                                THE HERITAGE BANK

                          NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1997, 1996 AND 1995

NOTE 1. NATURE OF BANKING ACTIVITIES AND SIGNIFICANT ACCOUNTING POLICIES

        The Heritage Bank was incorporated under the laws of the Commonwealth of Virginia in 1987. It operated as a wholly-owned subsidiary of Heritage Bankshares, Inc. until September 1, 1992, when it became independent. The Bank is a state chartered member of the Federal Reserve System with deposits insured by the Federal Deposit Insurance Corporation (FDIC) and is located in McLean Virginia.

        The Bank provides a variety of banking services to individuals and businesses. Its primary deposit products are demand and savings deposits and certificates of deposit. Its primary lending products are commercial business and real estate mortgage loans. The loans are expected to be repaid from cash flow or proceeds from the sale of selected assets of the borrowers.

        The accounting and reporting policies of the Bank conform to generally accepted accounting principles and to accepted practice within the banking industry. The following is a description of the more significant of these policies and practices.

          SECURITIES

            Securities are classified in three categories and accounted for as follows:

            a.  Securities Held to Maturity

                Securities classified as held to maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

            b.  Securities Available for Sale

                Securities classified as available for sale are those debt and equity securities that the Bank intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Bank's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported as increases or decreases in stockholders' equity, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.

                               THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)




            c.  Trading Securities

                Trading securities, which are generally held for the short term in anticipation of market gains, are carried at fair value. Realized and unrealized gains and losses on trading account assets are included in interest income on trading account securities. The Bank had no trading securities at December 31, 1997 and 1996.

          LOANS

            Loans are shown on the balance sheets net of unearned discounts and the allowance for loan losses.

            Interest on loans is computed by methods which generally result in level rates of return on principal. Interest accrual is discontinued when, in the opinion of management, the likelihood of collection is doubtful. Loans are charged off when in the opinion of management they are deemed to be uncollectible after taking into consideration such factors as the current financial condition of the customer and the underlying collateral and guarantees.

            The Bank adopted FASB No. 114, "Accounting by Creditors for Impairment of a Loan." This Statement has been amended by FASB No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." Statement 114, as amended, requires that the impairment of loans that have been separately identified for evaluation is to be measured based on the present value of expected future cash flows or, alternatively, the observable market price of the loans or the fair value of the collateral. However, for those loans that are collateral dependent (that is, if repayment of those loans is expected to be provided solely by the underlying collateral) and for which management has determined foreclosure is probable, the measure of impairment of those loans is to be based on the fair value of the collateral. Statement 114, as amended, also requires certain disclosures about investments in impaired loans and the allowance for credit losses and interest income recognized on loans.

            The Bank considers all consumer installment loans and residential mortgage loans to be homogeneous loans. These loans are not subject to impairment under FASB 114. A loan is considered impaired when it is probable that the Bank will be unable to collect all principal and interest amounts according to the contractual terms of the loan agreement. Factors involved in determining impairment include, but are not limited to, expected future cash flows, financial condition of the borrower, and the current economic conditions. A performing loan may be considered impaired, if the factors above indicate a need for impairment. A loan on nonaccrual status may not be impaired if in the process of collection or there is an insignificant shortfall in payment. An insignificant delay of less than 30 days or a shortfall of less than 5% of the required principal and interest payment generally does not indicate an impairment situation, if in management's judgment the loan will be paid in full. Loans that meet the regulatory definitions of doubtful or loss generally qualifies as an

                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)



            impaired loan under FASB 114.  Charge-offs  for impaired loans occur
            when  the  loan  or  portion  of  the  loan  is   determined  to  be
            uncollectible, as is the case for all loans.

            Loans  are  placed  on  nonaccrual   when  a  loan  is  specifically
            determined to be impaired or when principal or interest is delinquent for 90 days or more. Any unpaid interest previously accrued on those loans is reversed from income. Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other nonaccrual loans is recognized only to the extent of interest payments received.

          ALLOWANCE FOR LOAN LOSSES

            The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, and economic conditions. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense and reduced by charge-offs, net of recoveries. Changes in the allowances relating to impaired loans are charged or credited to the provision for loan losses. Because of uncertainties inherent in the estimation process, management's estimate of credit losses inherent in the loan portfolio and the related allowance may change in the near term.

          BANK PREMISES AND EQUIPMENT

            Premises and equipment are stated at cost less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Depreciation and amortization are recorded on the straight-line method.

            Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate.

          INCOME TAXES

            Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences, operating loss carryforwards, and tax credit carryforwards. Deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance

                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)


            when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of the changes in tax laws and rates on the date of enactment.

          EARNINGS PER SHARE

            In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the statement 128 requirements.

          NONREFUNDABLE LOAN FEES AND COSTS

            Loan   origination  and  commitment  fees  are  being  deferred  and amortized as an adjustment of the related loan's yield.

          CASH AND CASH EQUIVALENTS

            For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold and securities purchased under agreement to resell. Generally, federal funds are purchased and sold for one-day periods.

          OTHER REAL ESTATE

            Real estate acquired through foreclosure is carried at the lower of cost or fair market value less estimated selling costs.

          USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          ADVERTISING

            The Bank follows the policy of charging the costs of advertising to expense as incurred.

                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)


NOTE 2. CASH AND DUE FROM BANKS

        The Bank is required to maintain reserve balances with the Federal Reserve Bank. For the final weekly reporting period in the years ended
        December 31, 1997 and 1996, the aggregate amounts of daily average required balances were approximately $348,000 and $330,000, respectively.


NOTE 3. SECURITIES

        The amortized cost, unrealized holding gains and losses, and the fair value of securities are summarized as follows:

                                                           GROSS          GROSS
                                         AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                            COST           GAINS        (LOSSES)         VALUE
                                       -------------   ------------   ------------   -------------
AVAILABLE FOR SALE SECURITIES:
December 31, 1997:
 U.S. Treasury Securities ..........   $ 4,052,641        $26,532      $  (3,001)    $ 4,076,172
 U.S. Government Agencies ..........     5,751,783          7,279         (7,841)      5,751,221
 Obligations of states and political
   subdivisions ....................     1,849,592          5,819         (1,338)      1,854,073
 Other .............................       112,250             --             --         112,250
                                       -----------        -------      ---------     -----------
    Total ..........................   $11,766,266        $39,630      $ (12,180)    $11,793,716
                                       ===========        =======      =========     ===========

December 31, 1996:
 U.S. Treasury Securities ..........   $ 8,053,464        $31,555      $ (10,677)    $ 8,074,342
 U.S. Government Agencies ..........     4,799,272          2,732        (22,534)      4,779,470
 Obligations of states and political
   subdivisions ....................       340,000            388             --         340,388
 Other .............................        87,700             --             --          87,700
                                       -----------        -------      ---------     -----------
    Total ..........................   $13,280,436        $34,675      $ (33,211)    $13,281,900
                                       ===========        =======      =========     ===========


                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)




                                                        GROSS          GROSS
                                       AMORTIZED     UNREALIZED     UNREALIZED        FAIR
                                          COST          GAINS        (LOSSES)        VALUE
                                      -----------   ------------   ------------   -----------
HELD TO MATURITY SECURITIES:

December 31, 1997:
 U.S. Government Agencies .........    $250,000         $ --          $ (625)      $249,375
                                       ========         ====          ======       ========
December 31, 1996:
 U.S. Government Agencies .........    $500,000          740          $ (170)      $500,570
                                       ========         ====          ======       ========


     The scheduled maturities of securities at December 31, 1997 were as follows:

                                                                                 HELD TO MATURITY
                                             AVAILABLE FOR SALE SECURITIES          SECURITIES
                                             -----------------------------   ------------------------
                                               AMORTIZED          FAIR        AMORTIZED       FAIR
                                                  COST           VALUE           COST         VALUE
                                             -------------   -------------   -----------   ----------
Due in one year or less ..................   $ 1,442,842     $ 1,444,579      $     --      $     --
Due from one year to five years ..........     9,711,174       9,736,887       250,000       249,375
Due from five years to ten years .........       500,000         500,000            --            --
Federal reserve stock ....................       112,250         112,250            --            --
                                             -----------     -----------      --------      --------
    Total ................................   $11,766,266     $11,793,716      $250,000      $249,375
                                             ===========     ===========      ========      ========

        Proceeds from sale of securities available for sale during 1997 and 1996 were $8,984,402 and $5,100. Gross gains on those sales during 1997 were $47,261. There were no gains or losses on the sales during 1996. There were no sales of securities for the year ended December 31, 1995.

        Securities having a book value of approximately $1,000,000 at both December 31, 1997 and 1996, were pledged to secure public deposits and letters of credit.

                               THE HERITAGE BANK
                  NOTES TO FINANCIAL STATEMENTS- (CONTINUED)

NOTE 4. LOANS

        Major classifications of loans were as follows at December 31:

                                               1997         1996
                                            ----------   ----------
                                                (IN THOUSANDS)

Real estate:
 Mortgage ...............................    $17,532      $19,524
 Construction ...........................        448          633
Commercial ..............................      4,191        4,210
Consumer loans ..........................      1,219          835
                                             -------      -------
                                             $23,390      $25,202

Less: allowance for loan losses .........       (634)        (617)
                                             -------      -------
Loans, net ..............................    $22,756      $24,585
                                             =======      =======

Changes in the allowance for loan losses are summarized as follows for the years ended December 31:

                                                         1997           1996            1995
                                                     -----------   -------------   -------------
Balance, beginning of year .......................    $ 617,430     $  684,607      $1,164,055
Provision for (recovery of) loan losses ..........        3,825             --         (87,400)
Loans charged-off ................................      (61,336)      (108,402)       (519,736)
Recoveries .......................................       73,878         41,225         127,688
                                                      ---------     ----------      ----------
Balance at end of year ...........................    $ 633,797     $  617,430      $  684,607
                                                      =========     ==========      ==========

Information about impaired loans as of and for the years ended December 31, 1997 and 1996 is as follows:


                                                                    1997          1996
                                                                -----------   -----------
Impaired loans for which an allowance has been provided......    $185,166      $432,021
Impaired loans for which no allowance has been provided......          --            --
                                                                 --------      --------
    Total impaired loans ....................................    $185,166      $432,021
                                                                 ========      ========
Allowance provided for impaired loans, included in the

 allowance for loan losses ..................................    $ 27,775      $ 77,380
                                                                 ========      ========
Average balance in impaired loans ...........................    $378,901      $109,565
                                                                 ========      ========
Interest income recognized ..................................    $ 26,858      $ 25,331
                                                                 ========      ========

                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)


        Nonaccrual loans excluded from impaired loan disclosure under FASB 114 amounted to $36,735 and $32,500 at December 31, 1997 and 1996, respectfully. If interest on these loans had been accrued, such income would have approximated $5,852 and $13,471 for the years ended December 31, 1997 and 1996.

NOTE 5. RELATED PARTY TRANSACTIONS

        The Bank has loan transactions with its officers and directors and with companies in which the officers and directors have a financial interest. In the opinion of management, such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not represent more than normal credit risk.

        The aggregate amount of loans to such related parties at December 31, 1997 and 1996 was $348,483 and $757,413, respectively. During 1997, new loans to such related parties amounted to $145,000 and repayments amounted to $553,930.

NOTE 6. PREMISES AND EQUIPMENT

        Premises and equipment are summarized as follows at December 31:

                                                                      1997            1996
                                                                 -------------   -------------
Land .........................................................    $  245,000      $  245,000
Leasehold improvements .......................................       147,647         155,260
Equipment, furniture and fixtures ............................       337,613         599,487
                                                                  ----------      ----------
                                                                  $  730,260      $  999,747
    Less: accumulated depreciation and amortization ..........      (351,321)       (643,995)
                                                                  ----------      ----------
                                                                  $  378,939      $  355,752
                                                                  ==========      ==========

        Depreciation and amortization charged to operations totaled $67,733, $72,182 and $72,325 in 1997, 1996 and 1995, respectively.

NOTE 7. REPURCHASE AGREEMENT

        In 1994, the Bank executed a Master Repurchase Agreement with a major financial institution. Under this agreement, the Bank may borrow short-term funds by selling securities under agreement to repurchase. Generally, these securities will be limited to U.S. Government and government agency securities and agency mortgage-backed securities. The amount available to be borrowed under this plan is limited by the amount of securities held in safekeeping by the correspondent financial institution, which was $1,250,000 at year end. As of December 31, 1997 and 1996, no funds were borrowed under this agreement.

                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)


NOTE 8. INCOME TAXES

        Net deferred tax assets consist of the following as of December 31, 1997 and 1996:

                                                                  1997           1996
                                                              -----------   -------------
DEFERRED TAX ASSETS:
 Net operating loss carryforwards .........................    $ 131,717     $  296,211
 Alternative minimum tax credits ..........................       14,354             --
 Accumulated depreciation .................................       32,233         28,943
 Other ....................................................        6,644         19,787
 Less: valuation allowance ................................      (85,297)      (332,311)
                                                               ---------     ----------
    Gross deferred tax asset ..............................    $  99,651     $   12,630
                                                               ---------     ----------

DEFERRED TAX LIABILITIES:
 Unrealized gain on securities available for sale .........    $   9,333     $      498
 Deferred loan fees .......................................           --         11,827
 Allowance for loan losses ................................           --            305
                                                               ---------     ----------
    Gross deferred tax liabilities ........................    $   9,333     $   12,630
                                                               ---------     ----------
 Net deferred tax asset ...................................    $  90,318     $       --
                                                               =========     ==========


        The provision for income taxes charged to operations for the years ended December 31, 1997, 1996 and 1995, consists of the following:


                                                          1997            1996           1995
                                                     -------------   -------------   ------------
Current ..........................................    $       --      $       --      $      --
Deferred .........................................       161,717         132,611         68,700
Benefit of operating loss carryforwards ..........      (247,014)       (132,611)       (37,004)
                                                      ----------      ----------      ---------
                                                      $  (85,297)     $       --      $  31,696
                                                      ==========      ==========      =========

        The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 1997, 1996 and 1995, due to the following:


                                                          1997            1996           1995
                                                     -------------   -------------   ------------
Tax expense at statutory rate ....................    $  165,090      $  137,120      $  66,800
Benefit of operating loss carryforwards ..........      (247,014)       (132,611)       (37,004)
Other, net .......................................        (3,373)         (4,509)         1,900
                                                      ----------      ----------      ---------
                                                      $  (85,297)     $       --      $  31,696
                                                      ==========      ==========      =========

        At December 31, 1997, the Bank has operating loss carryforwards of approximately $387,000 that may be offset against future taxable income and which will expire over various years from 2006 to 2010.

NOTE 9. DEPOSITS

        The aggregate amount of jumbo time deposits, each with a minimum denomination of $100,000 was approximately $4,352,098 and $4,231,376 in 1997 and 1996, respectively.

        At December 31, 1997, the schedule maturities of time deposits are as follows:

                                                      (AMOUNTS IN THOUSANDS)

     Three months or less .........................         $ 2,413
     Over three months through 12 months ..........           6,092
     Over one year through three years ............           2,411
     Over three years .............................             208
                                                            -------
                                                            $11,124
                                                            =======

NOTE 10. OTHER OPERATING EXPENSES

         The components of other operating expenses consisted of the following for the years ended December 31:

                                                       1997         1996         1995
                                                    ----------   ----------   ----------
Data processing .................................    $ 78,702     $ 70,594     $ 69,440
Insurance .......................................      21,498       29,192       32,344
FDIC insurance ..................................       4,429        6,939       65,312
Processional fees ...............................     115,024      128,628      191,021
Stationary and supplies .........................      61,957       44,843       53,170
Postage .........................................      36,899       37,499       34,082
Other (includes no items in excess of 1% of total
 revenue) .......................................     261,452      202,414      179,099
                                                     --------     --------     --------
                                                     $579,961     $520,109     $624,468
                                                     ========     ========     ========

                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)

NOTE 11. EARNINGS PER SHARE

         The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of diluted potential common stock. Potential dilutive common stock had no effect on income available to common shareholders.

                                               1997                        1996                        1995
                                     -------------------------   -------------------------   ------------------------
                                                    PER SHARE                   PER SHARE                   PER SHARE
                                        SHARES        AMOUNT        SHARES        AMOUNT        SHARES       AMOUNT
                                     -----------   -----------   -----------   -----------   -----------   ----------
Basic earnings per share .........    1,271,176       $ .45       1,249,634       $ .32       1,249,634      $ .15
                                                      =====                       =====                      =====
Effect of dilutive securities:
 Stock options ...................        1,307                          --                          --
 Warrants ........................       22,726                          --                          --
                                      ---------                   ---------                   ---------
 Diluted earnings per
   share .........................    1,295,209       $ .44       1,249,634       $ .32       1,249,634      $ .15
                                      =========       =====       =========       =====       =========      =====


         Warrants on 240,002 shares of common stock were not included in computing diluted EPS in 1996 and 1995 because their effects were antidilutive.

         Options on 30,675 and 40,675 shares of common stock were not included in computing diluted EPS in 1996 and 1995, respectively, because their effects were antidilutive.

NOTE 12. COMMITMENTS AND CONTINGENCIES

         The Bank entered into a long-term lease for its main office and operations center which expires in 1998. The lease contains three five-year renewal periods. Total rent expense was $194,945, $197,096 and $174,485, for 1997, 1996 and 1995, respectively, and was included in occupancy expense.

         The following is a schedule by year of future minimum lease payments required under the long-term noncancelable lease agreements.

            1998 ..............    $105,945
                                   ========


                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)


         The Bank also entered into a long-term lease for its future branch office on December 22, 1997. The term of the lease is ten years commencing June 1, 1998 or fifteen days following the issuance of an occupancy permit, whichever occurs last. If the Certificate of Occupancy is not granted by October 31, 1998, the lease may be declared void by either party by providing written notice to the other party.

         In the normal course of business there are outstanding various commitments and contingent liabilities, which are not reflected in the accompanying financial statements. Management does not anticipate any material losses as a result of these transactions.

         See   Note   14   with   respect   to   financial    instruments   with
         off-balance-sheet risk.

NOTE 13. STOCK OPTIONS AND WARRANTS

         The Bank has a nonqualified stock option plan which full-time employees and part-time employees working at least 25 hours per week are eligible to receive options to acquire Common Stock. The Bank's Board of Directors or a committee appointed by the Board of Directors may grant options at prices determined by the Board or committee. Options expire ten years after the date of grant. The Plan authorized the Board of Directors or committee to grant up to 50,000 options; however, the Board of Directors may increase the number of aggregate number of options that may be granted.

         On March 26, 1997, the Board of Directors established a stock option plan under which those members serving on the Bank's Board of Directors, who are not employees or officers of the Bank, have the option to acquire common stock at an exercise price of $2.86. The options expire ten years after the grant date, unless the Director ceases to be a member of the Bank's Board of Directors, in which case the options expire sixty days following such date. As of December 31, 1997, the 10,000 options granted under the plan were outstanding.

         The status of the Option Plans during 1997 and 1996 is as follows:

                                   1997                      1996
                         ------------------------   -----------------------
                                        WEIGHTED                   WEIGHTED
                                         AVERAGE                   AVERAGE
                            NUMBER      EXERCISE       NUMBER      EXERCISE
                          OF SHARES       PRICE      OF SHARES      PRICE
                         -----------   ----------   -----------   ---------

Outstanding at
 January 1 ...........      30,675      $  3.51        40,675      $  3.26
   Granted ...........      10,000         2.86            --           --
   Exercised .........          --           --            --           --
   Canceled ..........      (3,300)        4.20       (10,000)        2.50
                            ------                    -------
Outstanding at
 December 31 .........      37,375         3.28        30,675         3.51
                            ======                    =======


                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)

         The status of the options outstanding at December 31, 1997 is as follows:

                                 NUMBER
                              OUTSTANDING      REMAINING
             EXERCISE             AND         CONTRACTUAL
              PRICE           EXERCISABLE        LIFE
       -------------------   -------------   ------------
       $3.99 to $4.20             5,050       .75 years
       $ 4.10                     3,000      1.75 years
       $3.10 to $3.15            19,325      2.75 years
       $ 2.86                    10,000      9.25 years


         The Bank applies APB Opinion 25 in accounting for its incentive stock option plan. Accordingly, no compensation cost has been recognized for the plan in 1996 and 1995. Had compensation cost been determined on the basis of fair value pursuant to FASB Statement No. 123, net income and earnings per share would not have been materially different from the amounts presented.

         In 1993, the Bank issued two stock purchase warrants ("warrant") for every four shares of common stock purchased in a private offering. A total of 240,002 warrants were issued. Warrants entitled the holder to purchase one share of common stock at a price of $2.50 per share until December 31, 1997. All 240,002 warrants were exercised during 1997.

NOTE 14. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

         The Bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the extent of involvement the Bank has in particular classes of financial instruments.

         The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)

         A summary of the contract or notional amount of the Bank's exposure to off-balance-sheet risk as of December 31, 1997 and 1996 is as follows:

                                                           1997            1996
                                                      -------------   -------------
       Financial instruments whose contract amounts
        represent credit risk:
          Commitments to extend credit ............    $6,654,155      $5,247,060
          Standby letters of credit ...............    $  191,257      $  274,160


         Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, property and equipment, and income-producing commercial properties.

         Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements, including commercial paper, bond financing, and similar transactions. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank holds cash and marketable securities supporting those commitments for which collateral is deemed necessary. The extent of collateral held for those commitments at December 31, 1997 varies from 0 percent to 100 percent; the average amount collateralized is 86 percent.

NOTE 15. CAPITAL REQUIREMENTS

         The Bank is subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1997, that the Bank meets all capital adequacy requirements to which it is subject.

                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)

         As of December 31, 1997, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table.
         There are no conditions or events since that notification that management believes have changed the institution's category.

         The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest-rate risk.

                                                                                                     TO BE WELL
                                                                                                 CAPITALIZED UNDER
                                                                 FOR CAPITAL                     PROMPT CORRECTIVE
                                       ACTUAL                 ADEQUACY PURPOSES                  ACTION PROVISIONS
                                 ------------------- ----------------------------------- ----------------------------------
                                  AMOUNT     RATIO         AMOUNT            RATIO             AMOUNT            RATIO
                                 -------- ---------- ----------------- ----------------- ----------------- ----------------
                                                                   (Amount in Thousands)

As of December 31, 1997:
 Total Capital (to Risk Weighted                     greater than or   greater than or   greater than or   greater than or
  Assets) ......................  $5,051      18.6%  equal to $2,170   equal to 8.0%     equal to $2,712   equal to 10.0%
 Tier 1 Capital (to Risk                             greater than or   greater than or   greater than or   greater than or
  Weighted Assets) .............  $4,712      17.4%  equal to $1,085   equal to 4.0%     equal to $1,627   equal to 6.0%
 Tier 1 Capital (to Average                          greater than or   greater than or   greater than or   greater than or
  Assets) ......................  $4,712      11.0%  equal to $1,714   equal to 4.0%     equal to $2,142   equal to 5.0%
 As of December 31, 1996:
 Total Capital (to Risk Weighted                     greater than or   greater than or   greater than or   greater than or
  Assets) ......................  $3,895      13.9%  equal to $2,250   equal to 8.0%     equal to $2,812   equal to 10.0%
 Tier 1 Capital (to Risk                             greater than or   greater than or   greater than or   greater than or
  Weighted Assets) .............  $3,541      12.6%  equal to $1,125   equal to 4.0%     equal to $1,687   equal to 6.0%
 Tier 1 Capital (to Average                          greater than or   greater than or   greater than or   greater than or
  Assets) ......................  $3,541       7.8%  equal to $1,828   equal to 4.0%     equal to $2,285   equal to 5.0%


NOTE 16. RETAINED EARNINGS

         Federal regulations limit the amount of dividends which the Bank can pay without obtaining prior approval from regulatory authorities. As of December 31, 1997, the Bank could not declare or pay any dividends and had made no requests to do so.

                                THE HERITAGE BANK
                   NOTES TO FINANCIAL STATEMENTS- (CONTINUED)


NOTE 17. RECENT ACCOUNTING PRONOUNCEMENTS

         In June 1996, the FASB issued No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This Statement provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. Those standards are based on consistent application of a financial components approach that focuses on control of the affected asset or liability that it controls or surrenders. This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. The Bank is not presently expected to be impacted by this Statement in the foreseeable future.

         In October 1996, the FASB issued FASB Statement No. 127, which deferred for one year paragraphs 9-12 (Accounting for Transfers and Servicing of Financial Assets) under FASB No. 125 for securities lending, repurchase agreements, dollar rolls, and other secured transactions. The FASB also agreed to defer for one year paragraph 15 (Secured Borrowings and Collateral) under FASB No. 125 for all transactions.

         During June 1997, the FASB issued FASB No. 130, "Reporting Comprehensive Income." This pronouncement established standards for reporting and display of comprehensive income and its components (revenues, expenses, gains and losses) in a full set of general purpose financial statements. FASB No. 130 is effective for financial statements beginning after December 15, 1997.

         Additionally during June of 1997, the FASB issued FASB No. 131, "Disclosures about Segments of an Enterprise and Related Information." FASB No. 131 establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. This statement becomes effective for financial statements for periods beginning after December 31, 1997.